OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Instructions

READ THESE INSTRUCTIONS CAREFULLY BEFORE COMPLETING OR REVIEWING THE APPLICATION. THE FAILURE TO ANSWER ALL QUESTIONS COMPLETELY AND ACCURATELY OR THE OMISSION OF REQUIRED INFORMATION MAY RESULT IN THE DENIAL OR REVOCATION OF REGISTRATION.

DEFINED TERMS

Words that are underlined in this form are defined terms and have the meanings contained in the Definition of Terms section.

GENERAL

Read the Instructions and Questions Carefully

A question that is answered incorrectly because it was misread or misinterpreted can result in severe consequences, including denial or revocation of registration. Although this applies to all questions in the application, it is particularly important to the questions in the Disciplinary Information Section.

Rely Only on Advice from NFA Staff

A question that is answered incorrectly because of advice received from a lawyer, employer, a judge or anyone else (other than a member of NFA's Registration, Compliance, Legal or Information Center ("RCLI") departments) can result in severe consequences, including denial or revocation of registration. This also applies to all questions in the form, but is particularly important regarding the Disciplinary Information Section. If the language of a question in the Disciplinary Information Section requires disclosure of a matter, a "Yes" answer to the question is required no matter what other advice has been received from anyone other than NFA's RCLI staff. Additionally, the applicant or registrant remains responsible for failures to disclose even if someone completes the form on the applicant's or registrant's behalf.

Update the Information on the Application

If information provided on the application changes or a matter that would have required disclosure on the application occurs after the application is filed, the new information must be promptly filed. APs and Principals should advise their Sponsors of the new information, and the Sponsor must file the update on their behalf. The failure to promptly update information can result in severe consequences, including denial or revocation of registration.

Compliance with Disclosure Requirements of Another Regulatory Body is not Sufficient

With some exceptions, which are described below in the Regulatory and Financial Questions sections, if any question requires the provision of information, that information must be provided. In particular, if a question in the Disciplinary Information Section requires disclosure of a matter, the question must be answered "Yes" and additional documents must be provided even if the matter has been disclosed to another regulatory body such as FINRA, an exchange or a state regulator. Similarly, disclosure is required even if another regulatory body does NOT require disclosure of the same matter.

Call NFA with Questions

If there is any question about whether particular information must be provided, whether a particular matter must be disclosed or whether a particular question requires a "Yes" answer, call the NFA Information Center at (312) 781-1410. Representatives are available from 8:00 a.m. to 5:00 p.m., Central Time, Monday through Friday. If the advice of NFA staff is sought, a written record containing the date of the conversation, the name of the NFA staff person giving the advice and a description of the advice should be made during the conversation and kept in the event an issue concerning disclosure of the matter arises later.

DISCIPLINARY INFORMATION SECTION

Criminal Disclosures

Some common mistakes in answering the criminal disclosure questions involve expungements, diversion programs and similar processes. The Commodity Futures Trading Commission requires a "Yes" answer even if the matter has been expunged or the records sealed, there was no adjudication or finding of guilt, the guilty plea was vacated or set aside or the matter was dismissed upon completion of the diversion program.

Another common error regarding criminal matters concerns matters that do not involve the futures industry. All criminal matters must be disclosed, even if a matter is unrelated to the futures industry, unless the case was decided in a juvenile court or under a Youth Offender law.

Regulatory Disclosures

Regulatory actions taken by the Commodity Futures Trading Commission, NFA or domestic futures exchanges do not need to be disclosed since NFA is already aware of them once they are entered into NFA's BASIC system.

Financial Disclosures

It is not necessary to disclose arbitration or CFTC reparations matters unless the applicant or registrant has failed to pay an award issued in a futures-related arbitration or an order entered in a reparations matter.

Only adversary actions that a bankruptcy trustee or a trustee's attorney files must be disclosed. Adversary actions that creditors file are not disclosable. A **person** named as a party to an adversary action in a bankruptcy proceeding must disclose the action, even if the **person** is not the bankrupt **person**.

ADDITIONAL DOCUMENTS

For any matter that caused a "Yes" answer, a written explanation detailing the events and conduct must be provided. That explanation can be entered on the Matter pages by giving it a name, e.g., the docket number of the case, and describing it in the text box. Alternatively, the explanation can be sent in hard copy format to NFA.

In addition to the required explanation, other documents about the matter must be sent to NFA. If court documents are unavailable, a letter from the court verifying that must be sent to NFA. If documents other than court documents are unavailable, the **person** must provide a written explanation for their unavailability.

Like answering the questions correctly, providing all documents to NFA is important. Failure to do so will delay the registration process and may result in a denial of the application.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Definition of Terms

(The following terms are defined solely for the purpose of using NFA's Online Registration System.)

10% OR MORE INTEREST: direct or indirect ownership of 10% or more of an applicant's or registrant's stock; entitlement to vote or empowered to sell 10% or more of an applicant's or registrant's voting securities; contribution of 10% or more of an applicant's or registrant's capital; or entitlement to 10% or more of an applicant's or registrant's net profits.

ADJUDICATION: in a criminal case, a determination by the court that the defendant is guilty or not guilty.

ADVERSARY ACTION: a lawsuit arising in or related to a bankruptcy case commenced by a creditor or bankruptcy trustee by filing a complaint with the bankruptcy court.

ALIAS: another name utilized by an individual or previously used by an **entity**.

CHARGE: a formal complaint, information, indictment or equivalent instrument containing an accusation of a crime.

DBA: abbreviation for Doing Business As. The firm is doing its futures, retail off-exchange forex or swaps business by this name.

DESIGNATED SUPERVISOR:

Solely for the purpose of determining whether the Branch Manager Examination (Series 30) is required, Designated Supervisor means a person who is registered with FINRA (formerly known as NASD) as a General Securities Representative and has been designated to act as the supervisor of an office that is not an Office of Supervisory Jurisdiction ("non-OSJ"), provided that:

- either the futures activity conducted in the non-OSJ that is subject to the Designated Supervisor's supervision is limited to activity not requiring the Series 3 Examination and both the Designated Supervisor and the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports have otherwise satisfied NFA's Proficiency Requirements appropriate to their supervisory activities; or
- the activity that is conducted in the non-OSJ that requires the Series 3 Examination is supervised by the Branch Manager of the Office of Supervisory Jurisdiction to which the non-OSJ reports and both the Designated Supervisor and Branch Office Manager have passed the Series 3 Examination.

ENJOINED: subject to an injunction.

OMB Number	3038-0072	
NFA ID	0209452	BARCLAYS BANK PLC
Submitted By	RUFFINL	LANCE RUFFIN

ENTITY: any **person** other than an individual.

FELONY: any crime classified as a felony and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of more than one year. The term also includes a general court martial.

FINANCIAL SERVICES INDUSTRY: the commodities, securities, accounting, banking, finance, insurance, law or real estate industries.

FOUND: subject to a determination that conduct or a rule violation has occurred. The term applies to dispositions of any type, including but not limited to consent decrees or settlements in which the findings are neither admitted nor denied or in which the findings are for settlement or record purposes only.

INTERNAL REVENUE CODE:
Section 7203:   Willful Failure to File Return, Supply Information or Pay Tax
Section 7204:   Fraudulent Statement or Failure to Make Statement
Section 7205:   Fraudulent Withholding Exemption Certificate or Failure to Supply Information
Section 7207:   Fraudulent Returns, Statements or Other Documents

INVESTMENT RELATED STATUTES:

- The Commodity Exchange Act
- The Securities Act of 1933
- The Securities Exchange Act of 1934
- The Public Utility Holding Company Act of 1935
- The Trust Indenture Act of 1939
- The Investment Advisers Act of 1940
- The Investment Company Act of 1940
- The Securities Investors Protection Act of 1970
- The Foreign Corrupt Practices Act of 1977
- Chapter 96 of Title 18 of the United States Code
- Any similar statute of a State or foreign jurisdiction
- Any rule, regulation or order under any such statutes; and
- The rules of the Municipal Securities Rulemaking Board

MISDEMEANOR: any crime classified as a misdemeanor and for states and countries that do not differentiate between a felony or misdemeanor, an offense that could result in imprisonment for any period of at least six days but not more than one year. By way of example, an offense for which the maximum period of imprisonment is 60 days would be considered a misdemeanor. The term also includes a special court martial.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

OTHER NAME: For firms or sole propietors, any other name that the applicant uses or has used in the past for its futures, retail off-exchange forex or swaps business but not the name of any other legal entity that the applicant has an affiliation or association with (see **DBA**). For individuals, this is any name the person is or has been known by. For example, a maiden name, an alias name that you use or are known by, or a previous name if you have changed your legal name.

PERSON: an individual, association, partnership, corporation, limited liability company, limited liability partnership, trust, or other form of business organization.

PRINCIPAL: an individual who is:

- a sole proprietor of a sole proprietorship; or
- a general partner of a partnership; or
- a director, president, chief executive officer, chief operating officer or chief financial officer of a corporation, limited liability company or limited partnership; or
- in charge of a business unit, division or function of a corporation, limited liability company or limited partnership if the unit, division or function is subject to regulation by the Commission; or
- a manager, managing member or a member vested with the management authority for a limited liability company or limited liability partnership; or

an individual who directly or indirectly, through agreement, holding companies, nominees, trusts or otherwise:

- is the owner of 10% or more of the outstanding shares of any class of a registrant's stock; or
- is entitled to vote 10% or more of any class of a registrant's voting securities; or
- has the power to sell or direct the sale of 10% or more of any class of a registrant's voting securities; or
- has contributed 10% or more of a registrant's capital; or
- is entitled to receive 10% or more of a registrant's net profits; or
- has the power to exercise a controlling influence over a registrant's activities that are subject to regulation by the Commission; or

an **entity** that:

- is a general partner of a registrant; or
- is the direct owner of 10% or more of any class of a registrant's securities; or
- has directly contributed 10% or more of a registrant's capital unless such capital contribution consists of subordinated debt contributed by:

    - an unaffiliated bank insured by the Federal Deposit Insurance Corporation; or

National Futures Association

Firm Application (7R) Filed December 12, 2012   Page 7

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

- a United States branch or agency of an unaffiliated foreign bank that is licensed under the laws of the United States and regulated, supervised and examined by United States government authorities having regulatory responsibility for such financial institutions; or

- an insurance company subject to regulation by any State.

SELF-REGULATORY ORGANIZATION (SRO): a private, non-governmental organization authorized to set and enforce standards or conduct for an industry. NFA, FINRA (formerly known as NASD), and the securities and futures exchanges in the U.S. are examples of domestic SROs.

UNITED STATES CRIMINAL CODE:

Section 152:	Concealment of assets, making false claims or bribery in connection with a bankruptcy
Section 1341, 1342 or 1343:	Mail fraud
Chapter 25:	Counterfeiting and forgery
Chapter 47:	Fraud or false statements in a matter within the jurisdiction of a United States department or agency
Chapter 95 or 96:	Racketeering and Racketeering Influence

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

Privacy Act and Paperwork Reduction Act Notice

The information in Forms 7-R, 7-W, 8-R and 8-T and on the fingerprint card is being collected pursuant to authority granted in Sections 2c, 4f, 4k, 4n, 4s, 8a and 19 of the Commodity Exchange Act [7 U.S.C. §§ 6f, 6k, 6n, 6s, 12a and 23]. Under Section 2c, it is unlawful for anyone to engage in off-exchange foreign currency futures transactions or off-exchange foreign currency leveraged, margined or financed transactions with persons who are not eligible contract participants without registration, or exemption from registration, as a retail foreign exchange dealer, futures commission merchant, introducing broker, commodity pool operator or commodity trading advisor, as appropriate. Under Section 4d of the Commodity Exchange Act [7 U.S.C. §6d], it is unlawful for anyone to act as a futures commission merchant or introducing broker without being registered in that capacity under the Act. Under Section 4m of the Commodity Exchange Act [7 U.S.C. §6m], it is unlawful for a commodity trading advisor or commodity pool operator to make use of the mails or any means or instrumentality of interstate commerce in connection with his business as a commodity trading advisor or commodity pool operator without being registered in the appropriate capacity under the Act, except that a commodity trading advisor who, during the course of the preceding 12 months, has not furnished commodity trading advice to more than 15 persons and does not hold himself out generally to the public as a commodity trading advisor, need not register. Under Section 4s of the Commodity Exchange Act [7 U.S.C. §6s], it is unlawful for anyone to act as a swap dealer or major swap participant without being registered in that capacity under the Act. Under Section 19 of the Commodity Exchange Act [7 U.S.C. §23] and Section 31.5 of the CFTC's regulations, it is unlawful for anyone to act as a leverage transaction merchant without being registered in that capacity under the Act.

The information requested in Form 7-R is designed to assist NFA and the CFTC, as appropriate, in determining whether the application for registration should be granted or denied and to maintain the accuracy of registration files. The information in Form 7-W is designed to assist NFA and the CFTC in determining whether it would be contrary to the requirements of the Commodity Exchange Act, or any rule, regulation or order thereunder, or the public interest to permit withdrawal from registration.

The information requested in Form 8-R and on the fingerprint card will be used by the CFTC or NFA, as appropriate, as a basis for initiating an inquiry into the individual's fitness to be an associated person, floor broker or floor trader or to be a principal of a futures commission merchant, swap dealer, major swap participant, retail foreign exchange dealer, introducing broker, commodity trading advisor, commodity pool operator, leverage transaction merchant or non-natural person floor trader. Portions of the information requested in Form 8-R will be used by the CFTC and, in appropriate cases, by NFA, to confirm the registration of certain associated persons. The information requested in Form 8-T will be used by the CFTC, and, in appropriate cases, by NFA, to record the registration status of the individual and, in appropriate cases, as a basis for further inquiry into the individual's fitness to remain in business subject to the CFTC's jurisdiction.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

With the exception of the social security number, all information in Forms 8-R and 8-T must be furnished. Disclosure of the social security number is voluntary. Disclosure of the Federal employer identification number is voluntary. The social security number and the Federal employer identification number are sought pursuant to the Debt Collection Improvement Act of 1996. Under the Debt Collection Improvement Act, a social security number or a taxpayer identifying number furnished to the CFTC as part of the registration process can be used for purposes of collecting and reporting on any debt owed to the U.S. Government, including civil monetary penalties. The furnishing of a social security number or Federal employer identification number, however, assists the CFTC and NFA in identifying individuals and firms and therefore expedites the processing of those forms.

The failure by an applicant, registrant or principal to timely file a properly completed Form 7-R and all other related required filings may result in the denial of an application for registration or withdrawal thereof or, in the case of an annual records maintenance fee, treating the registrant as having petitioned for withdrawal. Failure by an applicant, registrant or principal to timely file or cause to be filed a properly completed Form 8-R or 8-T, any other required related filings, or a fingerprint card may result in the lapse, denial, suspension or revocation of registration, withdrawal of the application or other enforcement or disciplinary action by the CFTC or NFA.

With the exception of the fingerprint card, any information contained in the Personal Information Section and any information contained in Matter Information pages related to the Disciplinary Information Sections on Form 8-R and on Form 8-T or Item 7 on Form 8-W, the Forms 7-R, 7-W, 8-R and 8-T are considered by the CFTC to be public records and will be available for inspection by any person. Copies will be maintained by National Futures Association, Registration Department, Suite 1800, 300 S. Riverside Plaza, Chicago, IL 60606-6615. Further, the CFTC or NFA may disclose the fingerprint card and any other information described above to third parties pursuant to routine uses which the CFTC has published in the Federal Register or as otherwise authorized under the Privacy Act, [5 U.S.C. §552a], and the Commodity Exchange Act. Disclosure of such information may be made by the CFTC as follows: (1) in connection with administrative proceedings or matters in litigation; (2) in connection with investigations; (3) where the information is furnished to regulatory, self-regulatory and law enforcement or other governmental agencies to assist them in meeting responsibilities assigned to them by law or made available to any member of Congress who is acting in his or her capacity as a member of Congress; (4) where disclosure is required under the Freedom of Information Act [5 U.S.C. §552]; (5) in connection with an employer's hiring or retention of an employee; (6) in connection with the verification of information submitted for sponsorship purposes; (7) in other circumstances in which the withholding of such information appears unwarranted; and (8) in connection with legally required or authorized reports. Disclosure may be made by NFA in accordance with rules approved by the CFTC.

If an individual believes that the placing in the CFTC's or NFA's public files of any of the information contained in the Personal Information Section or in Matter Information pages related

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

to Disciplinary Information on Form 8-R and on Form 8-T or Item 7 on Form 8-W, or on the fingerprint card would constitute an unwarranted invasion of his personal privacy, the individual may petition the CFTC, pursuant to 17 CFR 145.9, to treat such information as confidential in response to requests under the Freedom of Information Act (FOIA) [5 U.S.C. §552]. The CFTC will make no determination as to confidential treatment of information submitted unless and until the information is the subject of an FOIA request. The filing of a petition for confidential treatment, however, does not guarantee that the information will be treated confidentially in response to an FOIA request.

Forms which have not been prepared and executed in compliance with applicable requirements may not be acceptable for filing. Acceptance of this form shall not constitute any finding that the information is true, current or complete. Misstatements or omissions of fact may constitute federal criminal violations [7 U.S.C. §13 and 18 U.S.C. §1001] or grounds for disqualification from registration.

This notice is provided in accordance with the requirements of the Privacy Act [5 U.S.C. §552a(e)(3)] and summarizes some of an individual's rights under the Privacy Act [5 U.S.C. §552a] and the Freedom of Information Act [5 U.S.C. §552]. Individuals desiring further information should consult the CFTC's regulations under the Privacy Act, 17 CFR Part 146, and under the Freedom of Information Act, 17 CFR Part 145, and the CFTC's annual notice, published in the Federal Register, pursuant to the Privacy Act, of the existence and character of each system of records maintained by the CFTC.

You are not required to provide the information requested on a form subject to the Paperwork Reduction Act unless the form displays a valid OMB Control Number.

The time needed to complete and file Form 7-R, Form 3-R, Form 7-W, Form 8-R and Form 8-T and Form 8-W may vary depending upon individual circumstances. The estimated average times are:

Form 7-R

FCM	0.5 hours
SD	1.0 hours
MSP	1.0 hours
RFED	0.5 hours
IB	0.4 hours
CPO	0.4 hours
CTA	0.4 hours
FT	0.5 hours

Form 3-R	0.1 hours
Form 7-W	0.1 hours
Form 8-R	0.8 hours
Form 8-T	0.2 hours

Form 8-W   0.1 hours.

Registration Categories

NFA MEMBER

SWAP DEALER

Membership Information

Not applicable.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Business Information

Business Address	1 CHURCHILL PLACE CANARY WHARF LONDON E14 5HP UNITED KINGDOM
Phone Number	44 (0) 20 7116 1000
Fax Number	Not provided.
E-mail Address	Not provided.
Website / URL	WWW.BARCLAYS.COM
Federal EIN	Not provided.
CRD ID	Not provided.
Form of Organization	OTHER
Location	UNITED KINGDOM
Other Names	BARCLAYS DE ZOETE WEDD FUTURES LIMITED ALIAS

OMB Number 3038-0072
NFA ID 0209452 BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

Location of Business Records

Business Records Address

1 CHURCHILL PLACE
LONDON E14 5HP
UNITED KINGDOM

U.S. Address for Production of Business Records

BARCLAYS CAPITAL INC.
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

Holding Company Information

None.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Regulator Information

Non-U.S. Regulator(s) During The Past Five Years

AUSTRALIAN SECURITIES EXCHANGE
AUSTRIAN FINANCIAL MARKETS SUPERVISORY AUTHORITY (FMA)
FEDERAL MINISTRY FOR ECONOMY, FAMILIES AND YOUTH (BMWFJ)
EURONEXT (BRUSSELS)
COMMISSION BANCAIRE FINANCIERE ET DES ASSURANCES (CBFA)
BULGARIAN NATIONAL BANK
CAYMAN ISLANDS MONETARY AUTHORITY
CENTRAL BANK OF CYPRUS
CYPRIOT MINISTRY OF FINANCE
CYPRUS SECURITIES AND EXCHANGES COMMISSION
CZECH NATIONAL BANK
DANISH FINANCIAL SERVICES AUTHORITY
ESTONIAN FINANCIAL SUPERVISION AUTHORITY
FINNISH FINANCIAL SUPERVISORY AUTHORITY
BANQUE DE FRANCE
AUTORITÉ DE CONTRÔLE PRUDENTIEL
AUTORITÉ DES MARCHÉS FINANCIERS (A.M.F.)
UNDESANSTALT FÜR FINANZDIENSTLEISTUNGSAUFSICHT (BAFIN)
BUNDESBANK
ADDITIONAL NON-US REGULATORS WILL BE PROVIDED VIA MAIL.

U.S. Regulator(s)

THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM

OMB Number	3038-0072
NFA ID	0209452 BARCLAYS BANK PLC
Submitted By	RUFFINL LANCE RUFFIN

Disciplinary Information

Criminal Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

THE FIRM OR SOLE PROPRIETOR MUST ANSWER "YES" TO THE QUESTIONS ON THIS PAGE EVEN IF:

- **ADJUDICATION OF GUILT WAS WITHHELD OR THERE WAS NO CONVICTION; OR**
- **THERE WAS A CONDITIONAL DISCHARGE OR POST-CONVICTION DISMISSAL AFTER SUCCESSFUL COMPLETION OF A SENTENCE; OR**
- **A STATE CERTIFICATE OF RELIEF FROM DISABILITIES OR SIMILAR DOCUMENT WAS ISSUED RELIEVING THE HOLDER OF FORFEITURES, DISABILITIES OR BARS RESULTING FROM A CONVICTION; OR**
- **THE RECORD WAS EXPUNGED OR SEALED; OR**
- **A PARDON WAS GRANTED.**

THE FIRM OR SOLE PROPRIETOR MAY ANSWER "NO" IF THE CASE WAS DECIDED IN A JUVENILE COURT OR UNDER A YOUTH OFFENDER LAW.

A. Has the firm or sole proprietor ever pled guilty or nolo contendere ("no contest") to or been convicted or found guilty of any felony in any domestic, foreign or military court?   **NO**

B. Has the firm or sole proprietor ever pled guilty to or been convicted or found guilty of any misdemeanor in any domestic, foreign or military court which involves: **NO**

- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- violation of sections 7203, 7204, 7205 or 7207 of the Internal Revenue Code of 1986; or
- violation of sections 152, 1341, 1342 or 1343 or chapters 25, 47, 95 or 96 of the United States Criminal Code; or
- any transaction in or advice concerning futures, options, leverage transactions or

securities?

C. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

Regulatory Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

D. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been permanently or temporarily enjoined after a hearing or default or as the result of a settlement, consent decree or other agreement, from engaging in or continuing any activity involving: **YES**

- any transaction in or advice concerning futures, options, leverage transactions or securities; or
- embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property?

E. In any case brought by a domestic or foreign governmental body (other than the CFTC), has the firm or sole proprietor ever been found after a hearing or default or as the result of a settlement, consent decree or other agreement, to: **YES**

- have violated any provision of any investment-related statute or regulation; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person?

F. Has the firm or sole proprietor ever been debarred by any agency of the United States from contracting with the United States?   **NO**

G. Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?   **NO**

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

H. Are any of the orders or other agreements described in Question G currently in effect against the firm or sole proprietor?   **YES**

I. Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?   **YES**

For any "Yes" answer to the questions above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Financial Disclosures

For additional assistance and information on completing this page, refer to the Instructions and Definition of Terms at the beginning of this document.

J. Has the firm or sole proprietor ever been the subject of an adversary action brought by, or on behalf of, a bankruptcy trustee?   **YES**

For any "Yes" answer to the question above, has the firm or sole proprietor previously provided NFA or the CFTC all supplemental documentation for all matters requiring a "Yes" answer?   **NO**

OMB Number 3038-0072
NFA ID 0209452 BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

Contact Information

Registration Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY 10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

Membership Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY 10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

Accounting Contact

MARY COSTA
200 PARK AVENUE
NEW YORK, NY 10166
UNITED STATES
Phone: 212-412-2748
E-mail: MARY.COSTA@BARCLAYS.COM

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Arbitration Contact

JENNIFER PARKINSON
745 SEVENTH AVE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-412-2566
E-mail: JENNIFER.PARKINSON@BARCLAYS.COM

Compliance Contact

EDVARD OLSEN
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-2423
E-mail: EDVARD.OLSEN@BARCLAYS.COM

Enforcement/Compliance Communication Contact

JUDITH ROMAINE
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-4182
E-mail: JUDITH.ROMAINE@BARCLAYS.COM

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Enforcement/Compliance Communication Contact

MATTHEW EISENBERG
745 7TH AVENUE
NEW YORK, NY 10019
UNITED STATES
Phone: 212-526-6967
E-mail: MATTHEW.EISENBERG@BARCLAYS.COM

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

Firm Certification Statement

BY FILING THIS FORM 7-R, THE APPLICANT AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S

certification that the answers and the information provided in the Form 7-R are true, complete and accurate and that in light of the circumstances under which the applicant has given them, the answers and statements in the Form 7-R are not misleading in any material respect;

certification that the person who electronically files the Form 7-R on behalf of the applicant is authorized by the applicant to file the Form 7-R and to make the certifications, representations, requests, acknowledgements, authorizations and agreements contained in this agreement;

certification that, if the applicant is an applicant for registration as an SD or MSP, the applicant undertakes that, no later than ninety (90) days following the date this Form 7-R is filed, it will be and shall remain in compliance with the requirement of Section 4s(b)(6) of the Act that, except to the extent otherwise specifically provided by rule, regulation or order, the applicant will not permit any person associated with it who is subject to a statutory disqualification to effect or be involved in effecting swaps on behalf of the applicant, if the applicant knows, or in the exercise of reasonable care should know, of the statutory disqualification. For the purpose of this certification, "statutory disqualification" refers to the matters addressed in Sections 8a(2) and 8a(3) of the Act and "person" means an "associated person of a swap dealer or major swap participant" as defined in Section 1a(4) of the Act and CFTC regulations thereunder;

acknowledgement that the applicant is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the Form 7-R;

acknowledgement that the applicant is responsible at all times for maintaining the information in the Form 7-R in a complete, accurate and current manner by electronically filing updates to the information contained therein;

acknowledgement that the applicant may not act as an FCM, RFED, IB, CPO, CTA or FT until registration has been granted, that the applicant may not act as a Forex Firm or Forex Dealer Member until approval as a Forex Firm or designation as an approved Forex Dealer Member has been granted and that the applicant may not act as a Swap Firm until approval as a Swap Firm has been granted; in the case of an IB, until registration or a temporary license has been granted; or in the case of an SD or MSP, until registration or provisional registration has been granted;

or until confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5 is granted;

authorization that NFA may conduct an investigation to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 and, if applicable, NFA membership and agreement to cooperate promptly and fully, consistent with applicable Federal law, in such investigation, which investigation may include contacting foreign regulatory and law enforcement authorities, including the submission of documents and information to NFA that NFA, in its discretion, may require in connection with the applicant's application for registration, confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5 or NFA membership;

authorization and request that any person, including but not limited to contract markets, furnish upon request to NFA or any agent acting on behalf of NFA any information requested by NFA in connection with any investigation conducted by NFA to determine the applicant's fitness for registration or for confirmation of exemption from registration as an IB, CPO and CTA pursuant to CFTC Regulation 30.5;

agreement that any person furnishing information to NFA or any agent acting on behalf of NFA in connection with the investigation so authorized is released from any and all liability of whatever nature by reason of furnishing such information to NFA or any agent acting on behalf of NFA;

agreement that, if the applicant is a foreign applicant:

subject to any applicable blocking, privacy or secrecy laws, the applicant's books and records will be available for inspection by the CFTC, the U.S. Department of Justice ("DOJ") and NFA for purposes of determining compliance with the Act, CFTC Regulations and NFA Requirements;

subject to any applicable blocking, privacy or secrecy laws, such books and records will be produced on 72 hours notice at the location in the United States stated in the Form 7-R or, in the case of an IB, CPO or CTA confirmed as exempt from registration pursuant to CFTC Regulation 30.5, at the location specified by the CFTC or DOJ, provided, however, if the applicant is applying for registration as an FCM, SD, MSP or RFED, upon specific request, such books and records will be produced on 24 hours notice except for good cause shown;

the applicant will immediately notify NFA of any changes to the location in the United States where such books and records will be produced;

except as the applicant has otherwise informed the CFTC in writing, the applicant is not subject to any blocking, privacy or secrecy laws which would interfere with or create an obstacle to full inspection of the applicant's books and records by the CFTC, DOJ and NFA;

subject to any applicable blocking, privacy or secrecy laws, the failure to provide the CFTC,

DOJ or NFA with access to its books and records in accordance with this agreement may be grounds for enforcement and disciplinary sanctions, denial, suspension or revocation of registration, withdrawal of confirmation of exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5, and denial, suspension or termination of NFA membership; and

subject to any applicable blocking, privacy or secrecy laws, the applicant for registration shall provide to NFA copies of any audit or disciplinary report related to the applicant for registration issued by any non-U.S. regulatory authority or non-U.S. self-regulatory organization and any required notice that the applicant for registration provides to any non-U.S. regulatory authority or non-U.S. self-regulatory organization and shall provide these copies both as part of this application and thereafter immediately upon the applicant for registration's receipt of any such report or provision of any such notice;

representation that if the applicant is an applicant for exemption from registration as an IB, CPO or CTA pursuant to CFTC Regulation 30.5:

the applicant does not act as an IB, CPO or CTA, respectively, in connection with trading on or subject to the rules of a designated contract market in the United States by, for or on behalf of any U.S. customer, client or pool;

the applicant irrevocably agrees to the jurisdiction of the Commission and state and federal courts located in the U.S. with respect to activities and transactions subject to Part 30 of the CFTC's regulations; and

the applicant would not be statutorily disqualified from registration under §8a(2) or §8a(3) of the Act and is not disqualified from registration pursuant to the laws or regulations of its home country;

an express agreement that, whenever admitted to NFA membership, the applicant and its employees shall become and remain bound by all NFA requirements, including without limitation all applicable NFA Bylaws, Compliance Rules, Financial Requirements, Registration Rules, Code of Arbitration and Member Arbitration Rules, as then and thereafter in effect, and that this agreement shall apply each time the applicant becomes a Member of NFA; and

if the applicant is applying for NFA membership, certification that the applicant has authorized the person filing this application for NFA membership to file it on the Applicant's behalf.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Confidential Matter Information

Criminal Disclosures

Matter Name   2012 BBPLC - INDIA BRANCH

Matter Details   THE LABOUR INSPECTOR IN NEW DELHI FILED THREE CASES IN FEBRUARY 2012 IN THE COURT OF METROPOLITAN MAGISTRATE, DELHI AGAINST BARCLAYS BANK PLC FOR ALLEGED CONTRAVENTION BY THE BANK OF   THE (INDIAN) CONTRACT LABOUR (REGULATION & ABOLITION) ACT (CLRA), INVOKING SECTIONS 23 AND 24 OF CLRA, WHICH PROVIDE FOR PUNISHMENT FOR CONTRAVENTION OF PROVISIONS OF CLRA OR OF ANY RULES PROHIBITING, RESTRICTING OR REGULATING THE EMPLOYMENT OF CONTRACT LABOUR, OR CONTRAVENING ANY CONDITION OF A LICENCE GRANTED UNDER CLRA FOR THE USE OF CONTRACT LABOUR THROUGH CONTRACTORS.
THE SECTIONS PROVIDE FOR IMPRISONMENT FOR A TERM WHICH MAY EXTEND TO THREE MONTHS, OR WITH FINE WHICH MAY EXTEND TO ONE THOUSAND RUPEES, OR WITH BOTH.
THE CASES ARE BRIEFLY DESCRIBED AS UNDER:
1)   CASE FILED AGAINST THE BANK AND TWO EMPLOYEES FOR ALLEGED NON-COMPLIANCE WITH THE REQUIREMENT TO (A) DISPLAY STATUTORY NOTICES AT THE DELHI BRANCH PREMISES; (B) MAINTAIN REGISTERS IN THE DELHI BRANCH PREMISES; (C) FILING OF ANNUAL RETURNS WITH THE AUTHORITY UNDER CLRA;   (D) PRESENCE OF BANK REPRESENTATIVE AT THE TIME OF PAYMENT OF WAGES BY THE CONTRACTOR TO ITS EMPLOYEES.

2)   CASE FILED AGAINST THE BANK'S VENDOR KNIGHT FRANK FOR THE LATTER ALLEGEDLY   NOT HAVING APPROPRIATE LICENCE FROM THE LABOUR AUTHORITIES TO PROVIDE CONTRACT LABOUR. THE BANK IS CO-ACCUSED AS IT HAS RESPONSIBILITY FOR THE VENDOR'S COMPLIANCE WITH THE REQUIREMENTS.

3)   CASE FILED AGAINST THE BANK'S VENDOR G4S SECURITIES FOR THE LATTER ALLEGEDLY NOT HAVING

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

APPROPRIATE LICENCE FROM THE LABOUR AUTHORITIES TO PROVIDE CONTRACT LABOUR. THE BANK IS CO-ACCUSED AS IT HAS RESPONSIBILITY FOR THE VENDOR'S COMPLIANCE WITH THE REQUIREMENTS.

RETAIL – DEBTS COLLECTIONS TELE-CALLING.

A CRIMINAL COMPLAINT WAS FILED BY MR. SHATRUJIT KAPOOR (COMPLAINANT) BEFORE THE COURT OF METROPOLITAN MAGISTRATE, PANCHKULA IN 2010 ALLEGING AN OFFENCE BY BARCLAYS BANK PLC AND ITS OFFICERS IN INDIA UNDER SECTION 66A OF THE INFORMATION TECHNOLOGY ACT, 2000. THE COMPLAINANT ALLEGED THAT DESPITE NOT BEING A CUSTOMER OF THE BANK, HE RECEIVED DEBT COLLECTIONS RELATED CALLS BY/ON BEHALF OF THE BANK FOR OVER 18 MONTHS AND THAT THE CALLS DID NOT STOP DESPITE THE CALLERS HAVING BEEN TOLD THAT HE WAS NOT A BORROWER. SECTION 66A DEALS WITH THE OFFENCE OF SENDING ANNOYING MESSAGES BY ELECTRONIC MEANS, AND THE PRESCRIBED PUNISHMENT IS IMPRISONMENT FOR A PERIOD OF UPTO THREE YEARS, IF THE OFFENCE IS ESTABLISHED.

IN MARCH 2010, THE COURT DIRECTED INVESTIGATION AS PER SECTION 156(3) OF THE CRIMINAL PROCEDURE CODE WHEREUPON THE POLICE REGISTERED A CASE. IN THE COURSE OF INVESTIGATION, EMPLOYEES OF THE BANK AND ITS AGENCIES (WHICH CONDUCTED CALLING ON BEHALF OF THE BANK) WERE SUMMONED AND QUESTIONED BY THE POLICE IN JUNE 2011.

THE COMPLAINT IS ONLY AT THE STAGE OF INVESTIGATION AND THE COURT HAS NOT TAKEN COGNIZANCE OF THE COMPLAINT AS YET .

THE BANK SUBMITTED THAT THE COMPLAINANT'S NUMBER PREVIOUSLY BELONGED TO A DELINQUENT BORROWER AND THE CALLS MADE TO THAT NUMBER, WERE RECEIVED BY THE COMPLAINANT THOUGH THE BANK HAD NO KNOWLEDGE THAT THE NUMBER HAD SINCE BEEN TRANSFERRED TO THE COMPLAINANT. THE COMPLAINANT'S OBJECTIONS WERE NOT INADVERTENTLY INVESTIGATED AND HENCE THE CALLS

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

CONTINUED.

THE BANK ACKNOWLEDGED OPERATIONAL LAPSE AND
DENIED THAT THERE WAS ANY CRIMINAL OFFENCE OR ANY
INTENTIONAL HARASSMENT.

THE BANK HAS AGREED WITH THE COMPLAINANT TO
AMICABLY SETTLE THE MATTER OUT OF COURT. TERMS ARE
EXPECTED TO BE SHORTLY EXECUTED.

Regulatory Disclosures

Matter Name   2006 KOREAN FINANCIAL SUPERVISORY SERVICES AUDIT OF
BARCLAYS BANK PLC, SEOUL BRANCH

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

Matter Details   WHEN AND WHERE:
JUNE 26, 2006 UNTIL NOVEMBER 2, 2007 IN REPUBLIC OF
KOREA

PARTIES INVOLVED:
BBPLC SEOUL BRANCH AND KOREAN CORPORATE CLIENTS

CASE/REFERENCE NUMBER:
EUNCHONGOEKI -00183

FACTUAL CIRCUMSTANCES:
BARCLAYS BANK PLC, SEOUL BRANCH HAD ENTERED INTO
STRUCTURED CURRENCY OPTIONS WITH KOREAN
CORPORATE CLIENTS.

ALLEGATIONS/CHARGES:
BARCLAYS BANK PLC, SEOUL BRANCH, WITHOUT HAVING
PROPER RISK CONTROL, ENTERED INTO STRUCTURED
CURRENCY OPTIONS WHICH WERE UNSUITABLE FOR THE
KOREAN CORPORATE
CLIENTS. BARCLAYS ALSO DID NOT MAKE SUFFICIENT RISK
DISCLOSURE TO THE CLIENTS.

OUTCOME:
BARCLAYS BANK PLC, SEOUL BRANCH RECEIVED AN
INSTITUTIONAL WARNING FROM THE KOREAN FINANCIAL
SUPERVISORY SERVICES.

Matter Name   2011 AUSTRALIAN SECURITIES AND INVESTMENTS
COMMISSION ("ASIC") – INFRINGEMENT NOTICE

Matter Details   IN FEBRUARY 2011 BARCLAYS SELF REPORTED TO ASIC AN
INCORRECT MOVEMENT OF AUD13.8 MILLION FROM A CLIENT
FUNDS ACCOUNT (INSTEAD OF ITS HOUSE ACCOUNT) THAT
TOOK PLACE IN JANUARY 2011 (THE "FEBRUARY SELF
REPORT"). FURTHER LOOK BACK REVEALED AN ADDITIONAL
CLIENT FUND UNDER-SEGREGATION INCIDENT WHICH WAS
SELF REPORTED TO ASIC IN APRIL 2011 (THE "APRIL SELF
REPORT").

ASIC REFERRED THE FEBRUARY SELF REPORT TO ITS
ENFORCEMENT DIVISION AND CEDED THE JURISDICTION OF

OMB Number 3038-0072
NFA ID 0209452 BARCLAYS BANK PLC
Submitted By RUFFINL   LANCE RUFFIN

THE APRIL SELF REPORT TO THE AUSTRALIAN SECURITIES EXCHANGE ("ASX").

IN RELATION TO THE FEBRUARY SELF REPORT, THE ASIC MARKETS DISCIPLINARY PANEL ("MDP") MET ON 24 MAY 2012 AND RATIFIED A PROPOSED SETTLEMENT BETWEEN BARCLAYS AND ASIC. THE MDP ISSUED AN INFRINGEMENT NOTICE ON 12 SEPTEMBER WITH A PENALTY OF AUD80,000. BY COMPLYING WITH THE INFRINGEMENT NOTICE, BARCLAYS IS NOT TAKEN TO HAVE ADMITTED GUILT OR LIABILITY IN RELATION TO THE ALLEGED CONTRAVENTION OR TO HAVE CONTRAVENED THE RELEVANT SUBSECTION OF THE CORPORATIONS ACT (WHICH COVERS THE ASX MARKET INTEGRITY RULES) AND NO FURTHER ACTION MAY BE TAKEN AGAINST BARCLAYS IN RELATION TO THIS PARTICULAR INCIDENT. A COPY OF THE INFRINGEMENT NOTICE IS ATTACHED.

IN RELATION TO THE APRIL SELF REPORT, THE ASX DISCIPLINARY TRIBUNAL CONFIRMED ON 1 JUNE, THAT THEY HAD RATIFIED A PROPOSED SETTLEMENT BETWEEN BARCLAYS AND ASX WITH A SANCTION OF AUD 33,000 FOR CONTRAVENTION OF THE ASX OPERATING RULES (PERMISSIBLE WITHDRAWALS FROM CLIENTS' SEGREGATED ACCOUNTS). THE ASX PUBLISHED THE DISCIPLINARY CIRCULAR ON 9 JULY 2012. A COPY OF THE CIRCULAR IS ATTACHED.

Matter Name 2011 REPRIMAND BY THE MONETARY AUTHORITY OF SINGAPORE

Matter Details THE MONETARY AUTHORITY OF SINGAPORE ("MAS") REPRIMANDED BARCLAYS BANK PLC, SINGAPORE BRANCH ("BARCLAYS SINGAPORE") ON 11 NOVEMBER 2011 FOR CONTRAVENING REPRESENTATIVE REGISTRATION REQUIREMENTS PURSUANT TO THE FINANCIAL ADVISERS ACT ("FAA").

THE ISSUE AROSE FOLLOWING THE LAUNCH BY MAS OF THE REPRESENTATIVE NOTIFICATION FRAMEWORK ("RNF") ON 26 NOVEMBER 2010. THE RNF REQUIRES THE LODGMENT IN A PUBLIC REGISTER OF INFORMATION RELATING TO

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

REPRESENTATIVES WHO CONDUCT ACTIVITIES THAT ARE REGULATED BY THE SECURITIES AND FUTURES ACT ("SFA") AND THE FAA.

AS PART OF THE RNF IMPLEMENTATION PROCESS, INFORMATION ON THE REPRESENTATIVES OF BARCLAYS SINGAPORE WAS SUBMITTED TO MAS AHEAD OF THE RNF LAUNCH USING A MAS-DESIGNED SPREADSHEET TEMPLATE. THE SUBMISSION INCLUDED REPRESENTATIVES FROM BOTH THE INVESTMENT BANKING AND THE WEALTH AND INVESTMENT MANAGEMENT DIVISIONS OF BARCLAYS SINGAPORE. DURING THE CONSOLIDATION OF BOTH GROUPS OF REPRESENTATIVES ONTO THE SUBMISSION TEMPLATE, AN ADMINISTRATIVE ERROR RESULTED IN A NUMBER OF INVESTMENT BANK REPRESENTATIVES BEING REGISTERED FOR THE WRONG REGULATED ACTIVITIES. BARCLAYS SINGAPORE COMPLIANCE PERFORMED A RECONCILIATION SHORTLY AFTER THE TRANSITION AND DISCOVERED THE ERROR BUT PRIOR TO US TAKING ACTION TO RECTIFY THE ERROR, THREE RESEARCH REPRESENTATIVES WERE FOUND TO HAVE BREACHED THE REGISTRATION REQUIREMENTS SINCE THEY CONTINUED TO ISSUE RESEARCH IN THE ABSENCE OF THE CORRECT RNF REGISTRATIONS AFTER 26 NOVEMBER 2010. THE REPRIMAND LETTER ISSUED BY THE MAS IS ATTACHED.

Matter Name   2011 FSA ENFORCEMENT & FINANCIAL CRIME DIVISION

Matter Details   1.1 THE FSA GAVE BARCLAYS A DECISION NOTICE ON 14 JANUARY 2011 WHICH NOTIFIED THE FIRM THAT IT HAD DECIDED TO IMPOSE A FINANCIAL PENALTY OF £7.7 MILLION ON BARCLAYS PURSUANT TO SECTION 206 OF THE FINANCIAL SERVICES AND MARKETS ACT 2000 (THE ACT).

1.2 THIS PENALTY RELATES TO BARCLAYS' SALES OF AVIVA'S GLOBAL BALANCED INCOME FUND (THE BALANCED FUND) AND GLOBAL CAUTIOUS INCOME FUND (THE CAUTIOUS FUND) (TOGETHER, THE FUNDS) BETWEEN JULY 2006 AND NOVEMBER 2008 (THE RELEVANT PERIOD). THE PENALTY IS IN RESPECT OF BREACHES OF PRINCIPLE 9 (CUSTOMERS: RELATIONSHIPS OF TRUST) OF THE FSA'S PRINCIPLES FOR BUSINESSES (THE PRINCIPLES) AND ASSOCIATED RULES.

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

1.3 BARCLAYS HAS CONFIRMED THAT IT WILL NOT BE
REFERRING THE MATTER TO THE UPPER TRIBUNAL (TAX AND
CHANCERY CHAMBER).

1.4 ACCORDINGLY, FOR THE REASONS SET OUT BELOW AND
HAVING AGREED WITH BARCLAYS THE FACTS AND MATTERS
RELIED ON, THE FSA IMPOSES A FINANCIAL PENALTY ON
BARCLAYS IN THE AMOUNT OF £7.7 MILLION.

1.5 BARCLAYS HAS AGREED TO SETTLE THIS MATTER AT AN
EARLY STAGE OF THE PROCEEDINGS. IT THEREFORE
QUALIFIES FOR A 30% (STAGE 1) REDUCTION IN PENALTY
PURSUANT TO THE FSA'S
EXECUTIVE SETTLEMENT PROCEDURES. WERE IT NOT FOR
THIS DISCOUNT, THE FSA WOULD HAVE IMPOSED A
FINANCIAL PENALTY OF £11 MILLION ON BARCLAYS.

Matter Name	2011 TRIBUNALE DI PESCARA (ITALY)
Matter Details	CRIMINAL AND CIVIL LITIGATION IN PESCARA RELATING TO AN ALLEGED FRAUD INVOLVING A TRANSACTION ENTERED INTO BY BARCLAYS IN DECEMBER 2004 AND COMPLETED IN MARCH 2005. BARCLAYS PURCHASED RECEIVABLES (SOME OF WHICH ARE ALLEGED NOT TO HAVE EXISTED) FROM THE VILLA PINI GROUP, A PRIVATE HEALTHCARE GROUP PROVIDING HEALTHCARE SERVICES TO THE REGION OF ABRUZZO. 35 PEOPLE INCLUDING A FORMER BARCLAYS EMPLOYEE, MARCO PENNA, PUBLIC AUTHORITY STAFF AND LOCAL GOVERNMENT FIGURES HAVE BEEN CHARGED.

PENNA HAS BEEN INDICTED WITH AGGRAVATED FRAUD AND
THE OFFENCE OF MAKING "FALSE STATEMENTS IN A PUBLIC
DOCUMENT" (SEE ATTACHED TRANSLATED EXTRACTS FROM
THE INDICTMENT). BARCLAYS FACES A CLAIM FOR VICARIOUS
LIABILITY UNDER ITALIAN LAW (LAW 231).

THE TRIAL IS ONGOING AND WILL CONTINUE INTO 2013. A
LIMITED NUMBER OF EMPLOYEES AND FORMER EMPLOYEES
OF BARCLAYS WILL BE CALLED TO TESTIFY. THE REGION OF
ABRUZZI HAS FILED A CIVIL CLAIM WITHIN THE CONTEXT OF
THE CRIMINAL PROCEEDINGS AGAINST BARCLAYS FOR

OMB Number	3038-0072
NFA ID	0209452 BARCLAYS BANK PLC
Submitted By	RUFFINL LANCE RUFFIN

DAMAGES OF €21M (IT HAS FILED CLAIMS FOR DAMAGES AGAINST OTHER DEFENDANTS, INCLUDING DEUTSCHE BANK). CLAIMS WERE ALSO FILED BY THE ASLS (THE FOUR LOCAL HEALTH AGENCIES).

Matter Name   2007 SEC CASE NO. 07-CV-4427

Matter Details   ON JUNE 4, 2007, BBPLC ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN RELATION TO THE SEC'S INVESTIGATION OF ALLEGED VIOLATIONS OF THE FEDERAL SECURITIES LAWS BY BBPLC AND STEVEN J. LANDZBERG, A BBPLC EMPLOYEE. IN THE COMPLAINT FILED BY THE SEC (THE "COMPLAINT"), THE SEC ALLEGED THAT BBPLC AND LANDZBERG VIOLATED THE FEDERAL SECURITIES LAWS IN 2002 AND 2003 IN NEW YORK BY ILLEGALLY TRADING SECURITIES ON THE BASIS OF MATERIAL NONPUBLIC INFORMATION OBTAINED THROUGH MEMBERSHIP ON BANKRUPTCY CREDITORS COMMITTEES. AS PART OF THE SETTLEMENT, BBPLC CONSENTED TO, AMONG OTHER THINGS, ENTRY OF A FINAL JUDGMENT (WITHOUT ADMITTING OR DENYING THE ALLEGATIONS OF THE COMPLAINT) AND AGREED TO PAY A DISGORGEMENT OF $3,971,736 AND PREJUDGMENT INTEREST IN THE AMOUNT OF $971,825.

AS A RESULT OF THAT SETTLEMENT, BBPLC WAS ENJOINED FROM VIOLATING, DIRECTLY OR INDIRECTLY, SECTION 10(B) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 10B-5 PROMULGATED THEREUNDER AND SECTION 17(A) OF THE SECURITIES ACT OF 1933.

THE CASE NAME IS UNITED STATES SECURITIES AND EXCHANGE COMMISSION V. BARCLAYS BANK PLC AND STEVEN J. LANDZBERG, 07-CV-4427, AND WAS FILED IN THE UNITED STATES DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK.

Financial Disclosures

Matter Name   ADVERSARY ACTIONS

OMB Number   3038-0072

NFA ID   0209452   BARCLAYS BANK PLC

Submitted By   RUFFINL   LANCE RUFFIN

Matter Details   BBPLC HAS BEEN THE SUBJECT OF ADVERSARY ACTIONS BROUGHT BY, OR ON BEHALF OF, BANKRUPTCY TRUSTEES (INCLUDING TRUSTEES APPOINTED UNDER THE SECURITIES INVESTOR PROTECTION ACT) IN CONNECTION WITH BANKRUPTCY PROCEEDINGS FILED IN THE UNITED STATES RELATING TO COMPANIES INCLUDING, WITHIN THE LAST FIVE YEARS, LEHMAN BROTHERS INC.; TRIBUNE COMPANY; LANCELOT INVESTORS FUND, L.P.; AND AMERICAN HOME MORTGAGE HOLDINGS, INC.

Regulatory Disclosures

Matter Name   UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION ORDER AND NOTICE - DOCKET NO. IN08-8-00

Matter Details   BASED ON A REVIEW OF AVAILABLE RECORDS AND DUE INQUIRY, BBPLC IDENTIFIES THE FOLLOWING MATTER OUT OF AN ABUNDANCE OF CAUTION.

 ON 31 OCTOBER 2012, THE UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION (THE "FERC") ISSUED BARCLAYS WITH A PUBLIC ORDER TO SHOW CAUSE AND NOTICE OF PROPOSED PENALTIES ("ORDER AND NOTICE") AGAINST BBPLC, ALLEGING THAT BBPLC (AND FOUR FORMER BARCLAYS EMPLOYEES) VIOLATED THE FEFC'S ANTI-MANIPULATION RULE BY MANIPULATING THE ELECTRICITY MARKETS IN AND AROUND CALIFORNIA FROM NOVEMBER 2006 TO DECEMBER 2008. THE FERC IS PROPOSED THAT BBPLC PAY A $453 MILLION CIVIL PENALTY AND DISGORGE AN ADDITIONAL $34.9 MILLION OF PROFITS PLUS INTEREST. BBPLC'S ANSWER TO THE ORDER AND NOTICE IS DUE DECEMBER 14, 2012.

THE FERC'S ORDER AND NOTICE IS DOCKET NO. IN08-8-00.

Matter Name   2012 FSA AND SFO

Matter Details   THE FSA HAS COMMENCED AN INVESTIGATION INVOLVING THE BANK AND FOUR CURRENT AND FORMER SENIOR EMPLOYEES. THE FSA IS INVESTIGATING THE SUFFICIENCY OF DISCLOSURE IN RELATION TO FEES PAYABLE UNDER

OMB Number   3038-0072
NFA ID   0209452   BARCLAYS BANK PLC
Submitted By   RUFFINL   LANCE RUFFIN

CERTAIN COMMERCIAL AGREEMENTS AND WHETHER THESE
MAY HAVE RELATED TO CAPITAL RAISINGS BY BARCLAYS PLC
AND THE BANK IN JUNE AND NOVEMBER 2008.
ON 29 AUGUST 2012, BARCLAYS PLC CONFIRMED THAT THE
SFO HAS COMMENCED AN INVESTIGATION INTO PAYMENTS
UNDER CERTAIN COMMERCIAL AGREEMENTS BETWEEN THE
BANK AND QATAR HOLDING LLC.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: LIBOR SETTLEMENTS

MATTER DETAIL: BASED ON A REVIEW OF AVAILABLE RECORDS AND DUE INQUIRY, BBPLC IDENTIFIES THE FOLLOWING MATTER OUT OF AN ABUNDANCE OF CAUTION. THE CFTC, THE SEC, THE U.S. DEPARTMENT OF JUSTICE FRAUD SECTION (THE "DOJ-FS") AND ANTITRUST DIVISION, THE FINANCIAL SERVICES AUTHORITY (THE "FSA") AND THE EUROPEAN COMMISSION ARE AMONG VARIOUS AUTHORITIES CONDUCTING INVESTIGATIONS INTO SUBMISSIONS MADE BY BBPLC AND OTHER PANEL MEMBERS TO THE BODIES THAT SET VARIOUS INTERBANK OFFERED RATES, SUCH AS LIBOR AND THE EURO INTERBANK OFFERED RATE. ON JUNE 27, 2012, BBPLC ALONG WITH ITS PARENT BPLC AND BCI (A BBPLC SUBSIDIARY) ANNOUNCED THAT THEY HAD REACHED A SETTLEMENT WITH THE CFTC. A PENALTY OF $200 MILLION WAS PAID BY BBPLC IN CONNECTION WITH THE CFTC SETTLEMENT. ON JUNE 27, 2012, BBPLC ALSO ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE FSA (USD EQUIVALENT OF $93 MILLION PENALTY PAID BY BBPLC) AND THE DOJ-FS ($160 MILLION PENALTY PAID BY BBPLC). THESE THREE SETTLEMENTS WERE MADE BY ENTRY INTO A SETTLEMENT ORDER AGREEMENT WITH THE CFTC, A NON-PROSECUTION AGREEMENT WITH THE DOJ-FS AND A SETTLEMENT AGREEMENT WITH THE FSA (FSA REFERENCE NUMBER 122702).

FILED BY: RUFFINL

FILED ON: 12/17/2012 2:25:17 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section

9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY DISCLOSURE QUESTION G CHANGED

QUESTION: **Has the firm or sole proprietor ever been the subject of any order issued by or a party to any agreement with a domestic or foreign regulatory authority (other than the CFTC), including but not limited to a licensing authority, or self-regulatory organization (other than NFA or a domestic futures exchange) that prevented or restricted the firm or sole proprietor's ability to engage in any business in the financial services industry?**

ANSWER: YES

FILED BY: LINJ

FILED ON: 2/13/2013 9:35:13 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED YES

SDDI PROCESS:	FIRMWEB
SDDI SECTION:	REGULATORY DISCLOSURES
SUPPLEMENTAL DOCUMENTATION:	YES
FILED BY:	LINJ
FILED ON:	2/13/2013 9:35:13 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-8617

MATTER DETAIL: ON FEBRUARY 15, 1995, BBPLC ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN RELATION TO THE SEC'S INVESTIGATION OF ALLEGED VIOLATIONS OF THE FEDERAL SECURITIES LAWS BY BBPLC, RONALD MARGOLIN, AND ROGER B. WEBB. IN THE COMPLAINT FILED BY THE SEC (THE "COMPLAINT"), THE SEC ALLEGED THAT FROM JANUARY 8, 1992 THROUGH JANUARY 31, 1992, BBPLC, DIRECTLY OR INDIRECTLY, EXTENDED OR MAINTAINED, OR ARRANGED FOR THE EXTENSION OR MAINTENANCE OF CREDIT FOR THE PURPOSE OF PURCHASING OR CARRYING SECURITIES IN VIOLATION OF REGULATION U, 12 C.F.R. § 221 ET SEQ., PROMULGATED UNDER SECTION 7(D) OF THE EXCHANGE ACT, 15 U.S.C. § 78G(D), BY AMONG OTHER THINGS: (A) EXTENDING CREDIT TO MARGOLIN AND WEBB FOR THE PURPOSE OF PURCHASING OR CARRYING SECURITIES; (B) WHICH CREDIT WAS DIRECTLY OR INDIRECTLY SECURED BY MARGIN STOCK; AND (C) WHICH CREDIT EXCEEDED THE MAXIMUM LOAN VALUE OF THE COLLATERAL SECURING THE CREDIT WITHIN THE MEANING OF REGULATION U. AS PART OF THE SETTLEMENT, BBPLC CONSENTED TO, AMONG OTHER THINGS, ENTRY OF A FINAL ORDER (WITHOUT ADMITTING OR DENYING THE ALLEGATIONS), AGREED TO PAY A $50,000 FINE, AND AGREED TO CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATION, AND COMMITTING OR CAUSING ANY FUTURE VIOLATION, OF SECTION 7(D) OF THE EXCHANGE ACT AND REGULATION U. THE NAME OF THE CASE IS IN THE MATTER OF BARCLAYS BANK PLC, RESPONDENT, ADMINISTRATIVE PROCEEDING FILE NO. 3-8617.

FILED BY: PODVESKERD1

FILED ON: 11/27/2013 1:29:51 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the

applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: SEC ADMINISTRATIVE PROCEEDING FILE NO. 3-8617

MATTER DETAIL: ON FEBRUARY 15, 1995, BBPLC ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE US SECURITIES AND EXCHANGE COMMISSION (THE "SEC") IN RELATION TO THE SEC'S INVESTIGATION OF ALLEGED VIOLATIONS OF THE FEDERAL SECURITIES LAWS BY BBPLC, RONALD MARGOLIN, AND ROGER B. WEBB. IN THE COMPLAINT FILED BY THE SEC (THE "COMPLAINT"), THE SEC ALLEGED THAT FROM JANUARY 8, 1992 THROUGH JANUARY 31, 1992, BBPLC, DIRECTLY OR INDIRECTLY, EXTENDED OR MAINTAINED, OR ARRANGED FOR THE EXTENSION OR MAINTENANCE OF CREDIT FOR THE PURPOSE OF PURCHASING OR CARRYING SECURITIES IN VIOLATION OF REGULATION U, 12 C.F.R. § 221 ET SEQ., PROMULGATED UNDER SECTION 7(D) OF THE EXCHANGE ACT, 15 U.S.C. § 78G(D), BY AMONG OTHER THINGS: (A) EXTENDING CREDIT TO MARGOLIN AND WEBB FOR THE PURPOSE OF PURCHASING OR CARRYING SECURITIES; (B) WHICH CREDIT WAS DIRECTLY OR INDIRECTLY SECURED BY MARGIN STOCK; AND (C) WHICH CREDIT EXCEEDED THE MAXIMUM LOAN VALUE OF THE COLLATERAL SECURING THE CREDIT WITHIN THE MEANING OF REGULATION U. AS PART OF THE SETTLEMENT, BBPLC CONSENTED TO, AMONG OTHER THINGS, ENTRY OF A FINAL ORDER (WITHOUT ADMITTING OR DENYING THE ALLEGATIONS), AGREED TO PAY A $50,000 FINE, AND AGREED TO CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATION, AND COMMITTING OR CAUSING ANY FUTURE VIOLATION, OF SECTION 7(D) OF THE EXCHANGE ACT AND REGULATION U. THE NAME OF THE CASE IS IN THE MATTER OF BARCLAYS BANK PLC, RESPONDENT, ADMINISTRATIVE PROCEEDING FILE NO. 3-8617.

FILED BY: PODVESKERD1

FILED ON: 11/27/2013 1:30:01 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the

applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: INVESTIGATIONS INTO LIBOR, ISDAFIX , OTHER BENCHMANRKS AND FOREIGN EXCHANGE RATES

MATTER DETAIL: THIS IS AN UPDATE TO THE PREVIOUSLY DISCLOSED MATTER TITLED "LIBOR SETTLEMENTS" THE CFTC, THE SEC, THE U.S. DEPARTMENT OF JUSTICE FRAUD SECTION (THE "DOJ-FS") AND ANTITRUST DIVISION, THE FINANCIAL SERVICES AUTHORITY (THE "FSA") AND THE EUROPEAN COMMISSION ARE AMONG VARIOUS AUTHORITIES CONDUCTING INVESTIGATIONS INTO SUBMISSIONS MADE BY BBPLC AND OTHER PANEL MEMBERS TO THE BODIES THAT SET VARIOUS INTERBANK OFFERED RATES, SUCH AS LIBOR AND THE EURO INTERBANK OFFERED RATE. ON JUNE 27, 2012, BBPLC ALONG WITH ITS PARENT BPLC AND BCI (A BBPLC SUBSIDIARY) ANNOUNCED THAT THEY HAD REACHED A SETTLEMENT WITH THE CFTC. A PENALTY OF $200 MILLION WAS PAID BY BBPLC IN CONNECTION WITH THE CFTC SETTLEMENT. ON JUNE 27, 2012, BBPLC ALSO ANNOUNCED THAT IT HAD REACHED A SETTLEMENT WITH THE FSA (USD EQUIVALENT OF $93 MILLION PENALTY PAID BY BBPLC) AND THE DOJ-FS ($160 MILLION PENALTY PAID BY BBPLC). THESE THREE SETTLEMENTS WERE MADE BY ENTRY INTO A SETTLEMENT ORDER AGREEMENT WITH THE CFTC, A NON-PROSECUTION AGREEMENT WITH THE DOJ-FS AND A SETTLEMENT AGREEMENT WITH THE FSA (FSA REFERENCE NUMBER 122702). FOLLOWING THE SETTLEMENTS ANNOUNCED IN JUNE 2012, 31 US STATE ATTORNEYS GENERAL COMMENCED THEIR OWN INVESTIGATIONS INTO LIBOR, EURIBOR AND THE TOKYO INTERBANK OFFERED RATE. THE NEW YORK ATTORNEY GENERAL, ON BEHALF OF THIS COALITION OF ATTORNEYS GENERAL, ISSUED A SUBPOENA IN JULY 2012 TO BBPLC (AND SUBPOENAS TO A NUMBER OF OTHER BANKS) TO PRODUCE WIDE-RANGING INFORMATION AND HAS SINCE ISSUED ADDITIONAL INFORMATION REQUESTS TO BBPLC FOR BOTH DOCUMENTS AND TRANSACTIONAL DATA. BBPLC IS RESPONDING TO THESE REQUESTS ON A ROLLING BASIS. IN ADDITION, FOLLOWING THE SETTLEMENTS THE SFO ANNOUNCED IN JULY 2012 THAT IT HAD DECIDED TO INVESTIGATE THE LIBOR MATTER, IN RESPECT OF WHICH BBPLC HAS RECEIVED AND CONTINUES TO RESPOND TO REQUESTS FOR INFORMATION. THE COMMISSION HAS ALSO BEEN CONDUCTING INVESTIGATIONS INTO THE MANIPULATION OF, AMONG OTHER THINGS, EURIBOR. ON 4 DECEMBER 2013, THE COMMISSION ANNOUNCED THAT IT HAS REACHED A SETTLEMENT WITH THE GROUP AND A NUMBER OF OTHER BANKS IN RELATION TO ANTI-COMPETITIVE CONDUCT CONCERNING EURIBOR. THE GROUP HAD VOLUNTARILY REPORTED THE EURIBOR CONDUCT TO THE COMMISSION AND COOPERATED FULLY WITH THE COMMISSION'S INVESTIGATION. IN RECOGNITION OF THIS COOPERATION, THE GROUP WAS GRANTED FULL IMMUNITY FROM THE FINANCIAL PENALTIES THAT WOULD OTHERWISE HAVE APPLIED. THE CFTC AND THE FCA ARE ALSO CONDUCTING SEPARATE INVESTIGATIONS INTO HISTORICAL PRACTICES WITH RESPECT TO ISDAFIX, AMONGST OTHER BENCHMARKS. BBPLC HAS RECEIVED AND CONTINUES TO RESPOND TO SUBPOENAS AND REQUESTS FOR INFORMATION. VARIOUS REGULATORY AND ENFORCEMENT AUTHORITIES, INCLUDING THE FCA IN THE UK, THE CFTC, THE DOJ, THE SEC AND THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES IN THE US, AND THE HONG KONG MONETARY AUTHORITY, ARE INVESTIGATING FOREIGN EXCHANGE TRADING, INCLUDING POSSIBLE ATTEMPTS TO MANIPULATE CERTAIN BENCHMARK CURRENCY EXCHANGE RATES OR ENGAGE IN OTHER ACTIVITIES

THAT WOULD BENEFIT THEIR TRADING POSITIONS. CERTAIN OF THESE INVESTIGATIONS INVOLVE MULTIPLE MARKET PARTICIPANTS IN VARIOUS COUNTRIES. BBPLC HAS RECEIVED ENQUIRIES FROM CERTAIN OF THESE AUTHORITIES RELATED TO THEIR PARTICULAR INVESTIGATIONS, AND FROM OTHER REGULATORS INTERESTED IN FOREIGN EXCHANGE ISSUES. THE GROUP IS REVIEWING ITS FOREIGN EXCHANGE TRADING COVERING A SEVERAL YEAR PERIOD THROUGH OCTOBER 2013 AND IS COOPERATING WITH THE RELEVANT AUTHORITIES IN THEIR INVESTIGATIONS.

FILED BY: PODVESKERD1

FILED ON: 4/30/2014 1:31:12 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: 2011 TRIBUNALE DI PESCARA (ITALY)

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "2011 TRIBUNALE DI PESCARA (ITALY)" CRIMINAL AND CIVIL LITIGATION IN PESCARA RELATING TO AN ALLEGED FRAUD INVOLVING A TRANSACTION ENTERED INTO BY BARCLAYS IN DECEMBER 2004 AND COMPLETED IN MARCH 2005. BARCLAYS PURCHASED RECEIVABLES (SOME OF WHICH ARE ALLEGED NOT TO HAVE EXISTED) FROM THE VILLA PINI GROUP, A PRIVATE HEALTHCARE GROUP PROVIDING HEALTHCARE SERVICES TO THE REGION OF ABRUZZO. PEOPLE INCLUDING A FORMER BARCLAYS EMPLOYEE, MARCO PENNA, PUBLIC AUTHORITY STAFF AND LOCAL GOVERNMENT FIGURES WERE CHARGED. PENNA WAS INDICTED WITH AGGRAVATED FRAUD AND THE OFFENCE OF MAKING "FALSE STATEMENTS IN A PUBLIC DOCUMENT" (SEE ATTACHED TRANSLATED EXTRACTS FROM THE INDICTMENT). BARCLAYS FACED A CLAIM FOR VICARIOUS LIABILITY UNDER ITALIAN LAW (LAW 231). THE TRIAL LASTED APPROXIMATELY TWO YEARS. THE REGION OF ABRUZZI FILED A CIVIL CLAIM WITHIN THE CONTEXT OF THE CRIMINAL PROCEEDINGS AGAINST BARCLAYS FOR DAMAGES OF €21M (IT HAS FILED CLAIMS FOR DAMAGES AGAINST OTHER DEFENDANTS, INCLUDING DEUTSCHE BANK). CLAIMS WERE ALSO FILED BY THE ASLS (THE FOUR LOCAL HEALTH AGENCIES). ON OCTOBER 2013 THE TRIBUNAL HANDED DOWN ITS WRITTEN DECISION. MARCO PENNA WAS FULLY ACQUITTED AND BARCLAYS WAS FOUND NOT LIABLE IN RESPECT OF ALL CHARGES. NO CIVIL AWARD OF DAMAGES WAS MADE AGAINST BARCLAYS. THE PROSECUTOR DID NOT APPEAL THE DECISION IN RESPECT OF THE CRIMINAL CHARGES. THE CIVIL CLAIMANTS HAVE APPEALED THE DECISION ON CIVIL DAMAGES ONLY BEFORE THE COURT OF APPEAL OF L'AQUILA. THE FIRST HEARING OF THE APPEAL HAS NOT BEEN FIXED YET.

FILED BY: PODVESKERD1

FILED ON: 4/30/2014 1:33:48 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION ORDER AND NOTICE - DOCKET NO. IN08-8-00

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION ORDER AND NOTICE - DOCKET NO. IN08-8-00" ON 31 OCTOBER 2012, THE UNITED STATES FEDERAL ENERGY REGULATORY COMMISSION (THE "FERC") ISSUED BARCLAYS WITH A PUBLIC ORDER TO SHOW CAUSE AND NOTICE OF PROPOSED PENALTIES ("ORDER AND NOTICE") AGAINST BBPLC, ALLEGING THAT BBPLC (AND FOUR FORMER BARCLAYS EMPLOYEES) VIOLATED THE FEFC'S ANTI-MANIPULATION RULE BY MANIPULATING THE ELECTRICITY MARKETS IN AND AROUND CALIFORNIA FROM NOVEMBER 2006 TO DECEMBER 2008. IN JULY 2013, THE FERC PROPOSED THAT BBPLC PAY A $453 MILLION CIVIL PENALTY AND DISGORGE AN ADDITIONAL $34.9 MILLION OF PROFITS PLUS INTEREST (BOTH OF WHICH ARE CONSISTENT WITH THE AMOUNTS PROPOSED IN THE ORDER AND NOTICE). IN OCTOBER 2013, FERC FILED A CIVIL ACTION AGAINST BBPLC AND ITS FORMER TRADERS IN THE US DISTRICT COURT IN CALIFORNIA SEEKING TO COLLECT THE PENALTY AND DISGORGEMENT AMOUNT. FERC'S COMPLAINT IN THE CIVIL ACTION REITERATES THE ALLEGATIONS PREVIOUSLY MADE BY FERC IN ITS OCTOBER 2012 ORDER AND NOTICE AND ITS JULY 2013 ORDER ASSESSING CIVIL PENALTIES. BBPLC IS VIGOROUSLY DEFENDING THIS ACTION. BBPLC AND ITS FORMER TRADERS HAVE FILED A MOTION TO DISMISS THE ACTION FOR IMPROPER VENUE OR, IN THE ALTERNATIVE, TO TRANSFER IT TO THE SDNY, AND A MOTION TO DISMISS THE COMPLAINT FOR FAILURE TO STATE A CLAIM. IN SEPTEMBER 2013, BBPLC WAS CONTACTED BY THE CRIMINAL DIVISION OF THE US ATTORNEY'S OFFICE IN THE SOUTHERN DISTRICT OF NEW YORK AND ADVISED THAT SUCH OFFICE IS LOOKING AT THE SAME CONDUCT AT ISSUE IN THE FERC MATTER.

FILED BY: PODVESKERD1

FILED ON: 4/30/2014 1:34:44 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452 BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: INVESTIGATIONS INTO CERTAIN AGREEMENTS

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "2012 FSA AND SFO" THE FCA HAS INVESTIGATED CERTAIN AGREEMENTS, INCLUDING TWO ADVISORY SERVICES AGREEMENTS ENTERED INTO BY BBPLC WITH QATAR HOLDING LLC (QATAR HOLDING) IN JUNE AND OCTOBER 2008 RESPECTIVELY, AND WHETHER THESE MAY HAVE RELATED TO BPLC'S CAPITAL RAISINGS IN JUNE AND NOVEMBER 2008. THE FCA ISSUED WARNING NOTICES (WARNING NOTICES) AGAINST BPLC AND BBPLC IN SEPTEMBER 2013. THE EXISTENCE OF THE ADVISORY SERVICES AGREEMENT ENTERED INTO IN JUNE 2008 WAS DISCLOSED BUT THE ENTRY INTO THE ADVISORY SERVICES AGREEMENT IN OCTOBER 2008 AND THE FEES PAYABLE UNDER BOTH AGREEMENTS, WHICH AMOUNT TO A TOTAL OF £322M PAYABLE OVER A PERIOD OF FIVE YEARS, WERE NOT DISCLOSED IN THE ANNOUNCEMENTS OR PUBLIC DOCUMENTS RELATING TO THE CAPITAL RAISINGS IN JUNE AND NOVEMBER 2008. WHILE THE WARNING NOTICES CONSIDER THAT BPLC AND BBPLC BELIEVED AT THE TIME THAT THERE SHOULD BE AT LEAST SOME UNSPECIFIED AND UNDETERMINED VALUE TO BE DERIVED FROM THE AGREEMENTS, THEY STATE THAT THE PRIMARY PURPOSE OF THE AGREEMENTS WAS NOT TO OBTAIN ADVISORY SERVICES BUT TO MAKE ADDITIONAL PAYMENTS, WHICH WOULD NOT BE DISCLOSED, FOR THE QATARI PARTICIPATION IN THE CAPITAL RAISINGS. THE WARNING NOTICES CONCLUDE THAT BPLC AND BBPLC WERE IN BREACH OF CERTAIN DISCLOSURE-RELATED LISTING RULES AND BPLC WAS ALSO IN BREACH OF LISTING PRINCIPLE 3 (THE REQUIREMENT TO ACT WITH INTEGRITY TOWARDS HOLDERS AND POTENTIAL HOLDERS OF THE COMPANY'S SHARES). IN THIS REGARD, THE FCA CONSIDERS THAT BPLC AND BBPLC ACTED RECKLESSLY. THE FINANCIAL PENALTY IN THE WARNING NOTICES AGAINST THE GROUP IS £50M. BPLC AND BBPLC CONTINUE TO CONTEST THE FINDINGS. THE FCA PROCEEDINGS ARE NOW SUBJECT TO A STAY PENDING PROGRESS IN AN INVESTIGATION BY THE SFO'S FRAUD OFFICE INTO THE SAME AGREEMENTS. THE SFO'S INVESTIGATION IS AT AN EARLIER STAGE AND THE GROUP HAS RECEIVED AND HAS CONTINUED TO RESPOND TO REQUESTS FOR FURTHER INFORMATION. THE DOJ AND THE SEC ARE UNDERTAKING AN INVESTIGATION INTO WHETHER THE GROUP'S RELATIONSHIPS WITH THIRD PARTIES WHO ASSIST BPLC TO WIN OR RETAIN BUSINESS ARE COMPLIANT WITH THE UNITED STATES FOREIGN CORRUPT PRACTICES ACT. THEY ARE ALSO INVESTIGATING THE AGREEMENTS REFERRED TO ABOVE INCLUDING THE TWO ADVISORY SERVICES AGREEMENTS. THE US FEDERAL RESERVE HAS REQUESTED TO BE KEPT INFORMED. CREDIT DEFAULT SWAP (CDS) ANTITRUST INVESTIGATIONS BOTH THE COMMISSION AND THE DOJ-AD HAVE COMMENCED INVESTIGATIONS IN THE CDS MARKET (IN 2011 AND 2009, RESPECTIVELY). IN JULY 2013 THE COMMISSION ADDRESSED A STATEMENT OF OBJECTIONS TO BBPLC AND 12 OTHER BANKS, MARKIT AND ISDA. THE CASE RELATES TO CONCERNS THAT CERTAIN BANKS TOOK COLLECTIVE ACTION TO DELAY AND PREVENT THE EMERGENCE OF EXCHANGE TRADED CREDIT DERIVATIVE PRODUCTS. IF THE COMMISSION DOES REACH A DECISION IN THIS MATTER IT HAS INDICATED THAT IT INTENDS TO IMPOSE SANCTIONS. THE COMMISSION'S SANCTIONS CAN INCLUDE FINES. THE DOJ-AD'S INVESTIGATION IS A CIVIL INVESTIGATION AND RELATES TO

SIMILAR ISSUES. PROPOSED CLASS ACTIONS ALLEGING SIMILAR ISSUES HAVE ALSO BEEN FILED IN THE US. THE TIMING OF THESE CASES IS UNCERTAIN.

FILED BY: PODVESKERD1

FILED ON: 4/30/2014 1:37:39 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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Registration Information Change

NFA ID   0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: U. K. FINANCIAL CONDUCT AUTHORITY (FCA)

MATTER DETAIL: THE FCA IMPOSED A FINANCIAL PENALTY OF £26,033,500 ON BBPLC ($43, 819,587.20) BASED ON EXCHANGE RATE GPB 1.6832 AS OF MAY 23, 2014. THE FINANCIAL PENALTY REFLECTED A 30% DISCOUNT FOR EARLY SETTLEMENT. ACCORDING TO THE FCA'S FINAL NOTICE, BETWEEN 7 JUNE 2004 AND 21 MARCH 2013 ("RELEVANT PERIOD"), BARCLAYS BREACHED PRINCIPLE 8 BY FAILING TO ADEQUATELY MANAGE CERTAIN CONFLICTS OF INTEREST BETWEEN ITSELF AND ITS CUSTOMERS. IN PARTICULAR, BARCLAYS FAILED TO ADEQUATELY MANAGE THE INHERENT CONFLICT OF INTEREST THAT EXISTED FROM (I) BARCLAYS PARTICIPATING IN THE GOLD FIXING AND CONTRIBUTING TO THE PRICE FIXED DURING THE GOLD FIXING, WHILE AT THE SAME TIME ALSO (II) SELLING TO CUSTOMERS OPTIONS PRODUCTS THAT REFERENCED, AND WERE DEPENDENT ON, THE PRICE OF GOLD FIXED IN THE GOLD FIXING, BY NOT PUTTING IN PLACE POLICIES, PROCEDURES, SYSTEMS AND TRAINING IN RELATION TO THE GOLD FIXING WHICH WOULD HAVE ADEQUATELY ENABLED ITS STAFF TO PROPERLY IDENTIFY AND MANAGE THE RISKS ARISING FROM THIS INHERENT CONFLICT OF INTEREST. IN ADDITION, ACCORDING TO THE FCA'S FINAL NOTICE BARCLAYS BREACHED PRINCIPLE 3 BY FAILING TO TAKE REASONABLE CARE TO ORGANISE AND CONTROL ITS AFFAIRS RESPONSIBLY AND EFFECTIVELY WITH ADEQUATE RISK MANAGEMENT SYSTEMS IN RELATION TO THE LONDON GOLD FIXING PROCESS: (I) DURING THE RELEVANT PERIOD BARCLAYS FAILED TO CREATE OR IMPLEMENT ADEQUATE POLICIES OR PROCEDURES TO PROPERLY MANAGE THE WAY IN WHICH BARCLAYS' TRADERS PARTICIPATED IN THE GOLD FIXING; (II) DURING THE RELEVANT PERIOD BARCLAYS FAILED TO PROVIDE ADEQUATE SPECIFIC TRAINING TO PRECIOUS METALS DESK STAFF IN RELATION TO THEIR PARTICIPATION IN THE GOLD FIXING; AND (III) DURING THE RELEVANT PERIOD BARCLAYS FAILED TO CREATE SYSTEMS AND REPORTS THAT ALLOWED FOR ADEQUATE MONITORING OF ITS TRADERS' ACTIVITY IN CONNECTION WITH THE GOLD FIXING. THE FCA DETERMINED THAT BARCLAYS' CONDUCT WAS NOT DELIBERATE OR RECKLESS. BELOW IS THE LINK TO FINAL NOTICE FROM THE FCA'S WEBSITE: HTTP://WWW.FCA.ORG.UK/YOUR-FCA/DOCUMENTS/FINAL-NOTICES/2014/BARCLAYS-BANK-PLC.

FILED BY: COSTAM

FILED ON: 6/21/2014 1:57:38 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

ENFORCEMENT/COMPLIANCE COMMUNICATION CONTACT INFORMATION DELETED

FIRST NAME:	JUDITH
LAST NAME:	ROMAINE
TITLE:	
STREET ADDRESS 1:	745 7TH AVENUE
STREET ADDRESS 2:	
STREET ADDRESS 3:	
CITY:	NEW YORK
STATE:	NEW YORK
PROVINCE:	
COUNTRY:	UNITED STATES
ZIP CODE:	10019
PHONE NUMBER:	212-526-4182
FAX NUMBER:	
E-MAIL ADDRESS:	JUDITH.ROMAINE@BARCLAYS.COM
FILED BY:	COSTAM
FILED ON:	7/30/2014 3:36:34 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: INVESTIGATIONS INTO LIBOR, ISDAFIX, OTHER BENCHMANRKS AND FOREIGN EXCHANGE RATES

MATTER DETAIL: THIS IS AN UPDATE TO THE PREVIOUSLY DISCLOSED MATTER TITLED "INVESTIGATIONS INTO LIBOR, ISDAFIX, OTHER BENCHMANRKS AND FOREIGN EXCHANGE RATES." REGULATORS AND LAW ENFORCEMENT AGENCIES FROM A NUMBER OF GOVERNMENTS HAVE BEEN CONDUCTING INVESTIGATIONS RELATING TO BBPLC'S INVOLVEMENT IN MANIPULATING FINANCIAL BENCHMARKS AND FOREIGN EXCHANGE RATES. BBPLC HAS REACHED SETTLEMENTS WITH THE RELEVANT LAW ENFORCEMENT AGENCY OR REGULATOR IN CERTAIN INVESTIGATIONS, BUT OTHERS, INCLUDING THOSE SET OUT IN MORE DETAIL BELOW, REMAIN PENDING. PLEASE NOTE, THERE ARE FOUR (4) ADDITIONAL PENDING INVESTIGATIONS, DISCLOSED ON APRIL 30TH, 2014, THAT DO NOT HAVE APPLICABLE UPDATES AT THIS TIME. NON-PROSECUTION AGREEMENT (NPA) IN ANTICIPATION OF THE EXPIRY OF THE NPA'S TWO-YEAR PERIOD, IN JUNE 2014 BARCLAYS AND THE DOJ FRAUD SECTION (DOJ-FS) ENTERED INTO A LETTER AGREEMENT WHICH: (I) GIVES DOJ-FS UNTIL JUNE 27TH, 2015 TO MAKE A DETERMINATION UNDER THE NPA SOLELY AS TO WHETHER ANY OF BARCLAYS TRADING ACTIVITIES IN THE FOREIGN EXCHANGE MARKET DURING THE TWO-YEAR PERIOD FROM JUNE 26TH, 2012 CONSTITUTED THE COMMISSION OF A 'UNITED STATES CRIME'; AND (II) WITH RESPECT TO THE ONGOING INVESTIGATION OF THOSE TRADING ACTIVITIES BY DOJ-FS AND THE DOJ ANTITRUST DIVISION (DOJ-AD), EXTENDS BARCLAYS' OBLIGATION TO DISCLOSE NON-PRIVILEGED INFORMATION IN RESPONSE TO ENQUIRIES OF THE DOJ-FS TO JUNE 27TH, 2015. THE TWO-YEAR PERIOD UNDER THE NPA HAS OTHERWISE EXPIRED. PRECIOUS METALS INVESTIGATION BBPLC HAS BEEN PROVIDING INFORMATION TO THE DOJ IN CONNECTION WITH THE DOJ'S INVESTIGATION INTO PRECIOUS METALS AND PRECIOUS METALS-BASED FINANCIAL INSTRUMENTS. FOREIGN EXCHANGE TRADING INVESTIGATION VARIOUS REGULATORY AND ENFORCEMENT AUTHORITIES, INCLUDING THE FCA, THE EUROPEAN COMMISSION, THE CFTC, THE DOJ-FS, THE DOJ-AD, THE SEC, AND THE NEW YORK STATE DEPARTMENT OF FINANCIAL SERVICES ARE INVESTIGATING A RANGE OF ISSUES ASSOCIATED WITH FOREIGN EXCHANGE SALES AND TRADING, INCLUDING ELECTRONIC TRADING. THE DOJ-AD IS ALSO INVESTIGATING POTENTIAL VIOLATIONS OF US ANTI-TRUST LAWS. CERTAIN INVESTIGATIONS INVOLVE MULTIPLE MARKET PARTICIPANTS IN VARIOUS COUNTRIES. BBPLC HAS RECEIVED ENQUIRIES FROM CERTAIN AUTHORITIES RELATED TO THEIR PARTICULAR INVESTIGATIONS, AND FROM OTHER REGULATORS INTERESTED IN FOREIGN EXCHANGE ISSUES. BARCLAYS IS REVIEWING ITS FOREIGN EXCHANGE TRADING, COVERING A SEVERAL-YEAR PERIOD, AND IS CONTINUING TO COOPERATE WITH THE RELEVANT AUTHORITIES IN THEIR INVESTIGATIONS. IN NOVEMBER 2014, THE FCA AND THE CFTC ENTERED INTO SETTLEMENT AGREEMENTS WITH SEVERAL BANKS REGARDING FOREIGN EXCHANGE TRADING. BARCLAYS ANNOUNCED THAT IT HAD CONSIDERED ENTERING INTO THE SETTLEMENT. AFTER DISCUSSIONS WITH OTHER REGULATORS AND AUTHORITIES, IT CONCLUDED THAT IT WAS IN BARCLAYS' INTEREST TO SEEK A MORE COORDINATED SETTLEMENT, AND THAT IT WOULD CONTINUE TO ENGAGE WITH THESE REGULATORS AND AUTHORITIES, INCLUDING THE FCA AND CFTC, WITH THE OBJECTIVE OF ACHIEVING A RESOLUTION IN DUE

COURSE. IN DECEMBER 2014, THE HONG KONG MONETARY AUTHORITY (HKMA) ANNOUNCED THE OUTCOME OF ITS INVESTIGATION INTO THE FOREIGN EXCHANGE OPERATIONS OF TEN BANKS IN HONG KONG, INCLUDING BBPLC. IN RESPECT TO BBPLC, THE HKMA SAID THAT ITS INVESTIGATION REVEALED CERTAIN CONTROL DEFICIENCIES WHICH REQUIRED BARCLAYS TO TAKE CERTAIN REMEDIAL STEPS, BUT ALSO NOTED THAT, IN RECENT YEARS, BBPLC HAS MADE ENHANCEMENTS IN LINE WITH INTERNATIONAL TRENDS.

FILED BY: RYANN1

FILED ON: 5/18/2015 3:48:07 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452 BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: CREDIT DEFAULT SWAP (CDS) ANTITRUST INVESTIGATIONS

MATTER DETAIL: THE EUROPEAN COMMISSION AND THE DOJ-AD COMMENCED INVESTIGATIONS IN THE CDS MARKET, IN 2011 AND 2009, RESPECTIVELY. IN JULY 2013 THE EUROPEAN COMMISSION ADDRESSED A STATEMENT OF OBJECTIONS TO BBPLC, TWELVE OTHER BANKS, MARKIT LTD. AND ISDA. THE CASE RELATES TO CONCERNS THAT CERTAIN BANKS TOOK COLLECTIVE ACTION TO DELAY AND PREVENT THE EMERGENCE OF EXCHANGE TRADED CREDIT DERIVATIVE PRODUCTS. IF THE EUROPEAN COMMISSION DOES REACH A DECISION IN THIS MATTER IT HAS INDICATED THAT IT INTENDS TO IMPOSE SANCTIONS. THE EUROPEAN COMMISSION'S SANCTIONS CAN INCLUDE FINES. THE DOJ-AD'S INVESTIGATION IS A CIVIL INVESTIGATION AND RELATES TO SIMILAR ISSUES. BARCLAYS IS ALSO CONTESTING A PROPOSED, CONSOLIDATED CLASS ACTION ALLEGING SIMILAR ISSUES THAT HAS BEEN FILED IN THE US. THE CASE IS ONGOING.

FILED BY: RYANN1

FILED ON: 5/18/2015 3:50:09 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Online Registration System - Registration Information Change

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452 BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: TAIWAN FINANCIAL SUPERVISORY COMMISSION (FSC) SANCTION 2014

MATTER DETAIL: ON DECEMBER 16TH 2014, THE FSC IMPOSED SANCTIONS ON BBLPC, TAIPEI BRANCH, INCLUDING TOTAL FINES OF $389,749.68 USD (EQUIVALENT), FOR VIOLATIONS OF CROSS BORDER SELLING REGULATIONS AND A LACK OF ADEQUATE SYSTEMS AND CONTROLS. THE BRANCH WAS ALSO PROHIBITED FROM APPLYING FOR ANY NEW BUSINESS LICENCES FOR A PERIOD OF 12 MONTHS. THE FSC FOUND THAT THE BRANCH AND ITS FACILITIES WERE USED BY CERTAIN HONG KONG SALES STAFF, ON A FLY-IN BASIS, TO TRANSACT BUSINESS WITH ONSHORE CLIENTS IN CIRCUMSTANCES WHERE THOSE OFFSHORE STAFF WERE NOT LICENSED TO CONDUCT SUCH ACTIVITY IN TAIWAN. BBPLC WAS FINED 10 MILLION TWD ($324,791.40 USD). THE FSC ALSO FOUND THAT CERTAIN ACTIVITIES OF THE BRANCH'S MACRO SALES DESK EXCEEDED THE SCOPE OF THE BRANCH'S LICENCE IN TAIWAN. SALES STAFF WERE FOUND TO HAVE PASSED QUOTES, ORDERS AND RECAPS BETWEEN OFFSHORE TRADERS AND ONSHORE CLIENTS RELATING TO OFFSHORE FIXED INCOME PRODUCTS AND OFFSHORE DERIVATIVES. THE BRANCH IS LICENSED TO CONDUCT LIMITED ACTIVITIES, WHICH DO NOT INCLUDE ACTIVITIES RELATING TO OFFSHORE FIXED INCOME PRODUCTS. LASTLY, THE FSC FOUND THAT THE BRANCH'S ACCOUNTING OF CERTAIN SALARY COSTS ASSOCIATED WITH A WHOLLY OWNED SUBSIDIARY, BARCLAYS CAPITAL SECURITIES TAIWAN LIMITED, WAS UNSATISFACTORY. THE FSC IMPOSED A FINE OF 2 MILLION TWD ($64,958.28 USD).

FILED BY: RYANN1

FILED ON: 5/18/2015 3:54:18 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452 BARCLAYS BANK PLC

FIRM FINANCIAL MATTER INFORMATION FILED

MATTER NAME: ADVERSARY ACTIONS

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "ADVERSARY ACTIONS." SINCE SEPTEMBER 2009, BARCLAYS HAS BEEN ENGAGED IN LITIGATION WITH VARIOUS ENTITIES THAT HAVE SOUGHT TO CHALLENGE CERTAIN ASPECTS OF THE TRANSACTION PURSUANT TO WHICH BARCLAYS ACQUIRED MOST OF THE ASSETS OF LEHMAN BROTHERS INC. (LBI) IN SEPTEMBER 2008, AS WELL AS THE COURT ORDER (ORDER) APPROVING THE SALE (SALE). THE ORDER WAS UPHELD BY THE COURTS AND IS NO LONGER BEING CHALLENGED. ON AUGUST 5TH, 2014, THE SECOND CIRCUIT AFFIRMED THE SDNY'S RULINGS IN FAVOR OF BARCLAYS ON CERTAIN CLAIMS WITH RESPECT TO ITS RIGHTS OVER ASSETS FROM THE SALE. ON OCTOBER 1ST, 2014, THE TRUSTEE FOR LBI FILED A MOTION WITH THE SDNY TO CONFIRM THE SCOPE OF THE SDNY'S JUDGEMENT REGARDING THE AMOUNT BARCLAYS IS ENTITLED TO RECEIVE. ON DECEMBER 15TH, 2014, THE TRUSTEE REQUESTED THAT THE US SUPREME COURT REVIEW THE RULINGS OF THE SDNY AND THE SECOND CIRCUIT. ON APRIL 22ND, 2015, THE SDNY RULED IN BARCLAYS' FAVOR BY HOLDING THAT BARCLAYS IS ENTITLED TO RECEIVE ALL OF THE ASSETS CLAIMED BY BARCLAYS. ON MAY 4TH, 2015, THE US SUPREME COURT DENIED THE TRUSTEE'S REQUEST THAT THE SUPREME COURT REVIEW THE RULINGS OF THE SDNY AND THE SECOND CIRCUIT.

FILED BY: RYANN1

FILED ON: 5/18/2015 4:00:52 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant

or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: 2012 BBPLC - INDIA BRANCH

MATTER DETAIL: THIS IS AN UPDATE TO THE MATTER TITLED "2012 BBPLC - INDIA BRANCH." THE LABOUR INSPECTOR IN NEW DELHI FILED THREE CASES IN FEBRUARY 2012 IN THE COURT OF METROPOLITAN MAGISTRATE, DELHI AGAINST BARCLAYS BANK PLC FOR ALLEGED CONTRAVENTION BY THE BANK OF THE (INDIAN) CONTRACT LABOUR (REGULATION AND ABOLITION) ACT (CLRA), INVOKING SECTIONS 23 AND 24 OF CLRA, WHICH PROVIDE FOR PUNISHMENT AND CONTRAVENTION OF ANY RULES PROHIBITING, RESTRICTING OR REGULATING THE EMPLOYMENT OF CONTRACT LABOUR, OR CONTRIVING ANY CONDITION OF LICENSE GRANTED UNDER CLRA. CONSIDERING THE MINOR NATURE OF THE OFFENCES AND THE TECHNICAL NATURE OF THE ALLEGED BREACHES, THE BANK PAID FINES OF 8,000 INR (AROUND $125 USD) ON OCTOBER 16TH, 2012 IN THE FIRST CASE AND ON NOVEMBER 30TH, 2012 FOR EACH OF THE OTHER TWO CASES. ALL THREE CASES WERE DISPOSED OF ACCORDINGLY. RETAIL BANK – DEBT COLLECTIONS TELE-CALLING. A CRIMINAL COMPLAINT WAS FILED BY MR. SHATRUJIT KAPOOR BEFORE THE COURT OF METROPOLITAN MAGISTRATE, PANCHKULA IN 2010 ALLEGING AN OFFENCE BY BARCLAYS BANK PLC AND ITS OFFICERS IN INDIA UNDER SECTION 66A OF THE INFORMATION TECHNOLOGY ACT 2000. THE COMPLAINANT ALLEGED THAT DESPITE NOT BEING A CUSTOMER OF THE BANK, HE RECEIVED DEBT COLLECTION CALLS BY OR ON BEHALF OF THE BANK OVER AN EIGHTEEN MONTH PERIOD. THE BANK SETTLED THE CASE AMICABLY WITH THE COMPLAINANT, AND CONSEQUENTLY THE COMPLAINT AND THE RELATED PROCEEDINGS WERE QUASHED BY THE HIGH COURT ON FEBRUARY 14TH, 2013.

FILED BY: RYANN1

FILED ON: 5/26/2015 12:11:20 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the

applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID   0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: INVESTIGATIONS INTO LIBOR, ISDAFIX, OTHER BENCHMARKS AND FOREIGN EXCHANGE RATES

MATTER DETAIL: UPDATE TO PREVIOUSLY DISCLOSED MATTER ("INVESTIGATIONS INTO LIBOR, ISDAFIX, OTHER BENCHMARKS AND FOREIGN EXCHANGE RATES"). FX TRADING INVESTIGATION: ON MAY 20, 2015, THE US DEPARTMENT OF JUSTICE (THE "DOJ") FILED A CRIMINAL INFORMATION (THE "INFORMATION") IN THE US DISTRICT COURT FOR THE DISTRICT OF CT ("DISTRICT COURT") AGAINST BARCLAYS PLC ("BARCLAYS"). THE INFORMATION CHARGED BARCLAYS WITH PARTICIPATING IN A CONSPIRACY TO FIX, STABILIZE, MAINTAIN, OR ALTER THE PRICE OF, AND RIG BIDS AND OFFERS FOR, THE EURO/US DOLLAR ("EUR/USD") CURRENCY PAIR EXCHANGED IN THE FOREIGN CURRENCY EXCHANGE SPOT MARKET BY AGREEING TO ELIMINATE COMPETITION IN THE PURCHASE AND SALE OF THE EUR/USD CURRENCY PAIR IN VIOLATION OF THE SHERMAN ANTITRUST ACT, 15 U.S.C. § 1. THIS CASE IS CAPTIONED UNITED STATES OF AMERICA V. BARCLAYS PLC. UNDER THE PLEA AGREEMENT WITH THE DOJ (THE "PLEA AGREEMENT"), BARCLAYS PLED GUILTY TO THE CHARGE IN THE INFORMATION AND AGREED TO PAY $710M TO THE DOJ. $650M IS ATTRIBUTABLE TO THE CHARGE IN THE INFORMATION. THE REMAINING $60M IS ATTRIBUTABLE TO A FINDING BY THE DOJ THAT THE CONDUCT DESCRIBED IN THE PLEA AGREEMENT CONTINUED AFTER BARCLAYS BANK PLC ("BBPLC") AND ITS PARENT, SUBSIDIARIES AND AFFILIATES ENTERED INTO A NON-PROSECUTION AGREEMENT WITH THE DOJ ON JUNE 26, 2012 RELATED TO SUBMISSIONS OF BENCHMARK INTEREST RATES, INCLUDING THE LONDON INTERBANK OFFERED RATE (KNOWN AS LIBOR). THE PLEA AGREEMENT ALSO REQUIRED BARCLAYS TO UNDERTAKE CERTAIN REMEDIAL ACTIONS TO ADDRESS THE CONDUCT DESCRIBED IN THE PLEA AGREEMENT AND THE ATTACHMENTS THERETO (THE "CONDUCT"). BARCLAYS EXPECTS THAT THE DISTRICT COURT WILL ENTER A JUDGMENT THAT WILL REQUIRE REMEDIES THAT ARE MATERIALLY THE SAME AS SET FORTH IN THE PLEA AGREEMENT. BARCLAYS ALSO ENTERED INTO REGULATORY SETTLEMENTS RELATING TO THE CONDUCT WITH THE BOARD OF GOVERNORS OF THE FEDERAL RESERVE SYSTEM (THE "FEDERAL RESERVE"), THE CFTC, THE NY STATE DEPARTMENT OF FINANCIAL SERVICES (THE "DFS") AND THE UK FINANCIAL CONDUCT AUTHORITY (THE "UK FCA"). THE SETTLEMENTS WITH THE FEDERAL RESERVE, CFTC, DFS AND UK FCA REQUIRE BARCLAYS TO PAY $342M, $400M, $485M AND £284.432M ($440.9M), RESPECTIVELY. IN THE AGGREGATE, THE PLEA AGREEMENT AND REGULATORY SETTLEMENTS REQUIRED BARCLAYS TO PAY OVER $2.37BN. THE SETTLEMENT WITH THE DFS, IN THE MATTER OF BARCLAYS BANK PLC, BARCLAYS BANK PLC, NEW YORK BRANCH (THE "DFS ORDER"), INCLUDED SEVERAL FINDINGS OF VIOLATIONS OF NEW YORK STATE BANKING LAW AND REGULATIONS, INCLUDING DFS REGULATION 3 NYCRR § 300.1 (FAILURE TO REPORT IMMEDIATELY UPON THE DISCOVERY OF FRAUD, DISHONESTY, MAKING OF FALSE ENTRIES AND OMISSION OF TRUE ENTRIES, AND OTHER MISCONDUCT IN WHICH AN EMPLOYEE WAS INVOLVED). THE DFS ORDER REQUIRES CONTINUED ENGAGEMENT AND COOPERATION WITH THE INDEPENDENT CONSULTANT, WHO WAS INITIALLY INSTALLED AS A RESULT OF A MEMORANDUM OF UNDERSTANDING ENTERED INTO BETWEEN BBPLC AND THE DFS. THE CONSULTANT WILL OVERSEE, EVALUATE AND PROPOSE CORRECTIVE MEASURES REGARDING, AMONG OTHER THINGS, THE EFFECTIVENESS OF THE BANK'S

TRADING POLICIES, THE BANK'S COMPLIANCE PROGRAMS AND MANAGEMENT OVERSIGHT OF COMPLIANCE PROGRAM, POLICIES AND PROCEDURES CURRENTLY IN PLACE THAT PERTAIN TO ACTIVITIES CONDUCTED BY OR THROUGH THE NY BRANCH. THE CONSULTANT WILL THEN OVERSEE THE BANK'S IMPLEMENTATION OF THESE CORRECTIVE MEASURES AND SUBMIT PROGRESS REPORTS TO THE DFS. ISDAFIX INVESTIGATION: ON MAY 20, 2015, BARCLAYS, BBPLC AND BARCLAYS CAPITAL INC. (COLLECTIVELY, THE "RESPONDENTS") CONSENTED TO THE ENTRY OF AN ORDER INSTITUTING PROCEEDINGS PURSUANT TO SECTIONS 6(C)(4)(A) AND 6(D) OF THE COMMODITY EXCHANGE ACT, MAKING FINDINGS, AND IMPOSING REMEDIAL SANCTIONS BY THE CFTC, IMPOSING A $115M CIVIL MONEY PENALTY AND ALLEGING THAT FROM AT LEAST AS EARLY AS JANUARY 2007 AND CONTINUING THROUGH JUNE 2012, THE RESPONDENTS, BY AND THROUGH CERTAIN OF THEIR TRADERS IN NY, AT TIMES ATTEMPTED TO MANIPULATE THE US DOLLAR INTERNATIONAL SWAPS AND DERIVATIVES ASSOCIATION FIX ("ISDAFIX").

FILED BY: RYANN1

FILED ON: 6/19/2015 9:59:20 AM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

ANSWER: NO

FILED BY: RYANN1

FILED ON: 7/9/2015 2:07:53 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED DOES NOT APPLY

SDDI PROCESS: FIRMWEB

SDDI SECTION: CRIMINAL DISCLOSURES

SUPPLEMENTAL DOCUMENTATION: DOES NOT APPLY

FILED BY: RYANN1

FILED ON: 7/9/2015 2:07:53 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR
AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S,
REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update
are true, complete and accurate and that in light of the circumstances
under which the applicant, registrant or sponsor has given them, the
answers and statements in the update are not misleading in any material
respect; certification that the person who electronically files the update on
behalf of the applicant, registrant or sponsor is authorized by the
applicant, registrant or sponsor to file the update on behalf of the
applicant, registrant or sponsor and to make all required certifications and
acknowledgements; and acknowledgement that the applicant, registrant
or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452 BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: MERCED IRRIGATION DISTRICT V. BARCLAYS BANK PLC (CASE NO. 1:15-CV-04878)

MATTER DETAIL: ON JUNE 23, 2015, A CIVIL CLASS ACTION COMPLAINT WAS FILED IN THE U.S. DISTRICT COURT FOR THE SOUTHERN DISTRICT OF NEW YORK AGAINST BARCLAYS BANK PLC ("BBPLC"), CASE NO. 1:15-CV-04878. THE COMPLAINT WAS FILED BY CALIFORNIA UTILITY COMPANY, MERCED IRRIGATION DISTRICT, ON BEHALF OF ITSELF AND OTHERS SIMILARLY-SITUATED, A PRIVATE, PUTATIVE CLASS OF CONSUMERS ALLEGEDLY HARMED BY BBPLC. THE COMPLAINT ALLEGES THAT BBPLC VIOLATED SECTIONS 1 AND 2 OF THE SHERMAN ANTITRUST ACT, AND SECTION 17200, ET SEQ., OF CALIFORNIA'S BUSINESS AND PROFESSIONS CODE, THROUGH ITS PURPORTED MANIPULATION OF THE ELECTRICITY MARKETS IN AND AROUND CALIFORNIA. THE COMPLAINT ALLEGES THAT BARCLAYS, THROUGH FOUR FORMER ENERGY TRADERS, USED SWAP CONTRACTS TO CONTROL THE ENERGY MARKET AND MANIPULATE ELECTRICITY PRICES. SPECIFICALLY, THE COMPLAINT ASSERTS THAT BBPLC ACQUIRED AND MAINTAINED "MONOPOLY POWER" OVER THE SETTING OF DAILY INDEX PRICES FOR FOUR MAJOR WESTERN U.S. TRADING HUBS BETWEEN NOV. 1, 2006 AND DEC. 31, 2008. ACCORDING TO THE COMPLAINT, THE ALLEGED MANIPULATION COST MARKET PARTICIPANTS AT LEAST $139.3 MILLION, DUE TO PRICE INFLATION CAUSED BY THE MANIPULATIVE SCHEME. THE COMPLAINT DOES NOT ALLEGE COLLUSION WITH OTHER BANKS OR MARKET ACTORS. BBPLC PLANS TO FILE A MOTION TO DISMISS THE COMPLAINT.

FILED BY: RYANN1

FILED ON: 7/23/2015 4:26:10 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Paperwork Reduction Act Notice and Privacy Act Notice | Disclaimer and Privacy Policy

© 2002-2021 National Futures Association

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS: FIRMWEB

SDDI SECTION: REGULATORY DISCLOSURES

SUPPLEMENTAL DOCUMENTATION: NO

FILED BY: HUMAYUNA1

FILED ON: 1/20/2017 1:08:08 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS: FIRMWEB

SDDI SECTION: REGULATORY DISCLOSURES

SUPPLEMENTAL DOCUMENTATION: NO

FILED BY: HUMAYUNA1

FILED ON: 1/20/2017 1:08:11 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: US DISTRICT COURT CASE NO. 1:16-CV-07057-KAM-RLM

MATTER DETAIL: DATE OF EVENT: DECEMBER 22, 2016. PARTIES: UNITED STATES DISTRICT COURT FOR EASTERN NEW YORK AND BARCLAYS BANK PLC AND ITS UNITED STATES AFFILIATES. CASE NO. 1:16-CV-07057-KAM-RLM. THE COMPLAINT INCLUDES THE FOLLOWING ALLEGATIONS: ON DECEMBER 22, 2016 THE U.S. DEPARTMENT OF JUSTICE (DOJ) FILED A CIVIL COMPLAINT AGAINST BARCLAYS ASSERTING CLAIMS OF FRAUD RELATED TO BARCLAYS' RESIDENTIAL MORTGAGE-BACKED SECURITIES AND ASSOCIATED ACTIVITIES BETWEEN 2005 AND 2007. THE DOJ ASSERTS CLAIMS UNDER THE FEDERAL FINANCIAL INSTITUTIONS REFORM, RECOVERY, AND ENFORCEMENT ACT OF 1989 WHICH ALLOWS THE DOJ TO SEEK CIVIL MONETARY PENALTIES FOR VIOLATIONS OF CERTAIN FEDERAL STATUTES.

FILED BY: HUMAYUNA1

FILED ON: 1/20/2017 1:08:44 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS: FIRMWEB

SDDI SECTION: REGULATORY DISCLOSURES

SUPPLEMENTAL DOCUMENTATION: NO

FILED BY: HUMAYUNA1

FILED ON: 1/20/2017 3:12:58 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: THE SWISS COMPETITION COMMISSION (COMCO) CASE NO. 22-0473

MATTER DETAIL: DATE OF EVENT: FEBRUARY 3, 2012. PARTIES: THE SWISS COMPETITION COMMISSION (COMCO) AND BARCLAYS BANK PLC. CASE NO. 22-0473. THE COMPLAINT INCLUDES THE FOLLOWING ALLEGATIONS: COMCO REACHED THE CONCLUSION THAT BETWEEN SEPTEMBER 2005 AND MAY 2008 SEVERAL BANKS, INCLUDING BARCLAYS BANK PLC ("BARCLAYS") PARTICIPATED, FOR DIFFERENT DURATIONS, IN A CARTEL IN INTEREST RATE DERIVATIVES IN EURO. THE CARTEL AIMED AT DISTORTING THE NORMAL COURSE OF PRICING COMPONENTS FOR INTEREST RATE DERIVATIVES IN EURO. BARCLAYS SIGNED AN AMICABLE SETTLEMENT, APPROVED BY THE COMCO ON 5 DECEMBER 2016. COMCO IMPOSED TOTAL FINES OF APPROXIMATELY CHF 45.3 MILLION. THE INDIVIDUAL FINE AMOUNT TO CHF 29.772 MILLION FOR BARCLAYS. COMCO INITIATED A CONFIDENTIAL INVESTIGATION AGAINST BARCLAYS AND TOOK DECISION ON DECEMBER 5, 2016 AND PUBLICLY ANNOUNCED IT ON DECEMBER 21, 2016. FIRM RECEIVED THE FORMAL NOTICE ON DECEMBER 22, 2016.

FILED BY: HUMAYUNA1

FILED ON: 1/20/2017 3:18:49 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: Is the firm or sole proprietor a party to any action, or is there a charge pending, the resolution of which could result in a "Yes" answer to the above questions?

ANSWER: YES

FILED BY: HUMAYUNA1

FILED ON: 3/13/2018 12:46:02 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Online Registration System - Registration Information Change

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS: FIRMWEB

SDDI SECTION: CRIMINAL DISCLOSURES

SUPPLEMENTAL DOCUMENTATION: NO

FILED BY: HUMAYUNA1

FILED ON: 3/13/2018 12:46:02 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: SFO - BARCLAYS BANK PLC CASE NO. T20177251

MATTER DETAIL: ON FEBRUARY 12, 2018, THE UK SERIOUS FRAUD OFFICE ("SFO") CHARGED BARCLAYS BANK PLC WITH ONE OFFENCE OF UNLAWFUL FINANCIAL ASSISTANCE CONTRARY TO SECTION 151(1) OF THE COMPANIES ACT 1985 IN RELATION TO A $3 BILLION LOAN PROVIDED TO THE STATE OF QATAR IN NOVEMBER 2008 (THE "CHARGE"). FORMAL CHARGES WERE BROUGHT IN SOUTHWARK CROWN COURT, LONDON, ENGLAND. THE CHARGE ARISES IN RELATION TO A LOAN PROVIDED TO THE STATE OF QATAR IN NOVEMBER 2008. THE SFO CHARGED BARCLAYS PLC IN JUNE 2017 RELATED TO THE SAME FACTS AND CIRCUMSTANCES.

FILED BY: HUMAYUNA1

FILED ON: 3/13/2018 12:50:15 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: US DISTRICT COURT CASE NO. 1:16-CV-07057-KAM-RLM

MATTER DETAIL: ON JANUARY 14, 2014, THE UNITED STATES DEPARTMENT OF JUSTICE (DOJ) SERVED A SUBPOENA ON BARCLAYS BANK PLC AND ITS AFFILIATES, SEEKING DOCUMENTS RELATING TO BARCLAYS' LEGACY RESIDENTIAL MORTGAGE-BACKED SECURITIES (RMBS) BUSINESS. THE INVESTIGATION IS PART OF THE WIDELY PUBLICIZED RMBS WORKING GROUP, A COMPONENT OF PRESIDENT OBAMA'S FINANCIAL FRAUD ENFORCEMENT TASK FORCE, ORGANISED IN 2009. ON DECEMBER 22, 2016, THE DOJ FILED A CIVIL COMPLAINT IN FEDERAL COURT IN NEW YORK ALLEGING THAT BARCLAYS AND TWO FORMER EMPLOYEES MADE FALSE STATEMENTS ABOUT THE QUALITY OF MORTGAGES PACKAGED INTO APPROXIMATELY US$31BN WORTH OF RESIDENTIAL MORTGAGE-BACKED SECURITIES PRIOR TO THE FINANCIAL CRISIS. THE MATTER HAS BEEN SETTLED FOR US$2,002M. PAYMENT WAS MADE ON APRIL 20, 2018. A NOTICE OF DISMISSAL WITH PREJUDICE WAS ENTERED BY THE COURT ON APRIL 23, 2018.

FILED BY: HUMAYUNA1

FILED ON: 5/21/2018 2:53:17 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

Online Registration System - Registration Information Change

Online Registration System - Registration Information Change

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL DISCLOSURE QUESTION C CHANGED

QUESTION: Is the firm or sole proprietor a party to any action, or is there a [charge]{.underline} pending, the resolution of which could result in a "Yes" answer to the above questions?

ANSWER: NO

FILED BY: HUMAYUNA1

FILED ON: 11/26/2018 1:49:57 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM CRIMINAL MATTER INFORMATION FILED

MATTER NAME: SFO - BARCLAYS BANK PLC CASE NO. T20177251

MATTER DETAIL: ON MAY 21, 2018, THE SOUTHWARK CROWN COURT DISMISSED ALL OF THE CHARGES BROUGHT BY THE SERIOUS FRAUD OFFICE ("SFO") AGAINST BARCLAYS PLC AND BARCLAYS BANK PLC. ON OCTOBER 26, 2018, THE HIGH COURT DENIED THE SFO'S APPLICATION TO REINSTATE THE CHARGES AND ALL CHARGES REMAIN DISMISSED.

FILED BY: HUMAYUNA1

FILED ON: 11/26/2018 1:51:26 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BARCLAYS PLC, ADMINISTRATIVE PROCEEDING FILE NO 3-19537

MATTER DETAIL: ON SEPTEMBER 27, 2019, BARCLAYS PLC ENTERED INTO A SETTLEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") UNDER WHICH BARCLAYS PLC CONSENTED TO THE ENTRY OF AN ORDER (THE "ORDER") FINDING VIOLATIONS OF SECTIONS 13(B)(2)(B) AND 13(A)(2)(A) OF THE SECURITIES EXCHANGE ACT OF 1934. THE ORDER FINDS THAT FROM 2009 TO 2013, BARCLAYS VIOLATED BOOKS AND RECORDS AND INTERNAL ACCOUNTING CONTROLS PROVISIONS OF THE FOREIGN CORRUPT PRACTICES ACT RELATED TO THE PROVISION OF EMPLOYMENT OPPORTUNITIES TO THE RELATIVES AND FRIENDS OF CERTAIN FOREIGN GOVERNMENT OFFICIALS AND EXECUTIVES OF BARCLAYS' NON-GOVERNMENT CLIENTS IN THE ASIA PACIFIC REGION. THE ORDER REQUIRED BARCLAYS PLC TO CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATIONS AND ANY FUTURE VIOLATIONS OF EXCHANGE ACT SECTIONS 13(B)(2)(A) AND 13(B)(2)(B). IN ADDITION, THE ORDER REQUIRES THAT BARCLAYS PLC PAY DISGORGEMENT OF $3,824,868, PREJUDGMENT INTEREST OF $984,040, AND A CIVIL MONEY PENALTY IN THE AMOUNT OF $1,500,000. SOLELY FOR THE PURPOSE OF SETTLING THESE PROCEEDINGS, BARCLAYS PLC ENTERED INTO THE ORDER WITHOUT ADMITTING OR DENYING THE FINDINGS REFERRED TO IN THE ORDER.

FILED BY: HUMAYUNA1

FILED ON: 10/16/2019 12:40:45 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant

or sponsor is subject to the imposition of criminal penalties under Section
9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions
made in the update.

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© 2002-2021 National Futures Association

Online Registration System - Registration Information Change

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY SUPPLEMENTAL DOCUMENTATION QUESTION ANSWERED NO

SDDI PROCESS: FIRMWEB

SDDI SECTION: REGULATORY DISCLOSURES

SUPPLEMENTAL DOCUMENTATION: NO

FILED BY: HUMAYUNA1

FILED ON: 10/16/2019 12:42:20 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

OMB Numbers 3038-0023 and 3038-0072

Registration Information Change

NFA ID 0209452   BARCLAYS BANK PLC

FIRM REGULATORY MATTER INFORMATION FILED

MATTER NAME: BARCLAYS PLC, ADMINISTRATIVE PROCEEDING FILE NO 3-19537

MATTER DETAIL: ON SEPTEMBER 27, 2019, BARCLAYS PLC ENTERED INTO A SETTLEMENT WITH THE SECURITIES AND EXCHANGE COMMISSION ("SEC") UNDER WHICH BARCLAYS PLC CONSENTED TO THE ENTRY OF AN ORDER (THE "ORDER") FINDING VIOLATIONS OF SECTIONS 13(B)(2)(B) AND 13(A)(2)(A) OF THE SECURITIES EXCHANGE ACT OF 1934. THE ORDER FINDS THAT FROM 2009 TO 2013, BARCLAYS VIOLATED BOOKS AND RECORDS AND INTERNAL ACCOUNTING CONTROLS PROVISIONS OF THE FOREIGN CORRUPT PRACTICES ACT RELATED TO THE PROVISION OF EMPLOYMENT OPPORTUNITIES TO THE RELATIVES AND FRIENDS OF CERTAIN FOREIGN GOVERNMENT OFFICIALS AND EXECUTIVES OF BARCLAYS' NON-GOVERNMENT CLIENTS IN THE ASIA PACIFIC REGION. THE ORDER REQUIRED BARCLAYS PLC TO CEASE AND DESIST FROM COMMITTING OR CAUSING ANY VIOLATIONS AND ANY FUTURE VIOLATIONS OF EXCHANGE ACT SECTIONS 13(B)(2)(A) AND 13(B)(2)(B). IN ADDITION, THE ORDER REQUIRES THAT BARCLAYS PLC PAY DISGORGEMENT OF $3,824,868, PREJUDGMENT INTEREST OF $984,040, AND A CIVIL MONEY PENALTY IN THE AMOUNT OF $1,500,000. SOLELY FOR THE PURPOSE OF SETTLING THESE PROCEEDINGS, BARCLAYS PLC ENTERED INTO THE ORDER WITHOUT ADMITTING OR DENYING THE FINDINGS REFERRED TO IN THE ORDER.

FILED BY: HUMAYUNA1

FILED ON: 10/16/2019 12:42:49 PM

BY FILING THIS UPDATE, THE APPLICANT, REGISTRANT OR SPONSOR AGREES THAT SUCH FILING CONSTITUTES THE APPLICANT'S, REGISTRANT'S OR SPONSOR'S

certification that the answers and the information provided in the update are true, complete and accurate and that in light of the circumstances under which the applicant, registrant or sponsor has given them, the answers and statements in the update are not misleading in any material respect; certification that the person who electronically files the update on behalf of the applicant, registrant or sponsor is authorized by the applicant, registrant or sponsor to file the update on behalf of the applicant, registrant or sponsor and to make all required certifications and acknowledgements; and acknowledgement that the applicant, registrant

or sponsor is subject to the imposition of criminal penalties under Section 9(a) of the Act and 18 U.S.C. §1001 for any false statements or omissions made in the update.

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NATIONAL FUTURES ASSOCIATION

Filed on October 28, 2022

NFA ID 0209452 BARCLAYS BANK PLC
Submitted by AMBER HUMAYUN (HUMAYUNA1)

The question(s) you are disclosing the regulatory action under:

☑ E.

In any case brought by a U.S. or non-U.S. governmental body (other than the CFTC), has the firm ever been found, after a hearing or default or as the result of a settlement, consent decree or other agreement, to:

- have violated any provision of any investment-related statute or regulation thereunder; or
- have violated any statute, rule, regulation or order which involves embezzlement, theft, extortion, fraud, fraudulent conversion, forgery, counterfeiting, false pretenses, bribery, gambling, racketeering or misappropriation of funds, securities or property; or
- have willfully aided, abetted, counseled, commanded, induced or procured such violation by any other person; or
- have failed to supervise another person's activities under any investment-related statute or regulation thereunder?

Regulatory Case Information

Regulatory Information

Regulatory/Civil Action initiated by SEC

Case Information

Case Number	ADMIN. PRO. FILE NO. 3-21181
Case Status	FINAL
Date Resolved	September 2022

Sanctions imposed

OTHER: CEASE AND DESIST, MONETARY FINE, AND DISGORGEMENT

Comments

On September 29, 2022, Barclays PLC ("BPLC") and Barclays Bank PLC ("BBPLC") (collectively "Barclays")

entered into an order instituting cease and desist proceedings with the Securities and Exchange Commission (the "SEC" and the order, the "SEC Order"), which alleged that BBPLC failed to put into place internal controls around the real-time tracking of securities being offered or sold off of its SEC-registered shelf registration statement, which caused BBPLC to offer and sell an amount of securities in excess of what it had registered with the SEC. The SEC Order also alleged that, in connection with this failure, BPLC and BBPLC failed to maintain a sufficient system of internal accounting controls, maintain internal control over financial reporting, file accurate annual reports with the SEC, and maintain accurate books and records. Barclays paid a civil money penalty in the amount of $200,000,000 to the SEC. The SEC Order also directed BBPLC to pay disgorgement of $149,731,011 and prejudgment interest thereon in the amount of $11,463,229.00, but this obligation was deemed satisfied by BBPLC's offer of rescission to impacted investors that commenced on August 1, 2022 and expired on September 12, 2022.

Supporting Documentation

Description	SEC 33-11110
File Name	3311110.pdf